UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR

PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number: 1-15062

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TIME WARNER SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Time Warner Inc.

One Time Warner Center

New York, New York 10019

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULES

Time Warner Savings Plan

Years Ended December 31, 2013 and 2012

With Report of Independent Registered Public

Accounting Firm

Time Warner Savings Plan

Financial Statements and Supplemental Schedules

Years Ended December 31, 2013 and 2012

Report of Independent Registered Public Accounting Firm

The Administrative Committee

Time Warner Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Time Warner Savings Plan as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of loans or fixed income obligations in default or classified as uncollectible, delinquent participant contributions and assets (held at end of year) as of December 31, 2013 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

New York, New York June 23, 2014	/s/ Ernst & Young LLP

Time Warner Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2013	2012

	(In Thousands)

Investments at fair value:
Commingled trust funds	$1,203,121	$940,499
Time Warner common stock	430,063	335,204
Other common stocks	953,928	712,896
Synthetic investment contracts	637,845	625,699
Mutual funds	1,280,442	960,534
U.S. government and agency securities	316,324	259,990
Other fixed income securities	155,260	145,772
Cash, cash equivalents and other investments	57,482	153,047

Total investments at fair value	5,034,465	4,133,641

Contributions receivable:
Employer	8,012	9,009
Participants	5	2,591
Notes receivable from participants	69,521	64,301
Receivables for securities sold	226,321	67,635
Other assets	9,595	6,061

Total assets	5,347,919	4,283,238

Payables for securities purchased	332,686	165,702
Other liabilities	6,354	7,702

Total liabilities	339,040	173,404

Net assets reflecting investments at fair value	5,008,879	4,109,834
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(12,090)	(23,018)

Net assets available for benefits	$4,996,789	$4,086,816

See accompanying notes.

Time Warner Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2013	2012

	(In Thousands)

Net assets available for benefits at beginning of year	$4,086,816	$3,556,062

Changes in net assets:
Investment income, net of fees	58,588	51,005
Net realized and unrealized appreciation in the fair value of investments	850,632	443,515

Net investment income	909,220	494,520

Employing company contributions	156,544	151,672
Participant contributions, including rollover contributions	206,817	193,088
Participant loan interest income	3,236	2,828
Participant withdrawals	(363,837)	(308,265)
Administrative expenses	(2,818)	(3,089)
Plan transfer	811	-

Net change	909,973	530,754

Net assets available for benefits at end of year	$4,996,789	$4,086,816

See accompanying notes.

Time Warner Savings Plan

Notes to Financial Statements

December 31, 2013

1. Description of the Plan

The following is an abbreviated description of the Time Warner Savings Plan (the “Plan”). Time Warner Inc. (“Time Warner”) is the Plan sponsor. More complete descriptions of the Plan are provided in the Plan documents, as amended, and the summary plan description/prospectus. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

General

The Plan is a defined contribution profit sharing plan with a 401(k) feature generally covering eligible employees of Time Warner and certain of its subsidiaries and affiliates (each, an “Employing Company” and, collectively, the “Employing Companies”).

The Plan is the only participating plan in the Time Warner Defined Contribution Plans Master Trust (the “Master Trust”) and is a “Qualified Automatic Contribution Arrangement” in accordance with the Internal Revenue Code of 1986, as amended (the “Code”), and thus is exempt from nondiscrimination testing.

The Plan administrator is a committee (the “Administrative Committee”) appointed by Time Warner’s board of directors. Certain administrative functions of the Plan have been delegated to others in accordance with the terms of the Plan.

On May 14, 2013, the Master Trust received approximately $772,000, which was the final distribution of settlement funds from the shareholder class action lawsuits brought on behalf of certain stockholders of Time Warner. Individual allocations to eligible participant accounts in the Plan and the TWC Savings Plan (which ceased to be a participating plan in the Master Trust effective October 31, 2008 in connection with the legal and structural separation of Time Warner Cable Inc. from Time Warner on March 12, 2009) were determined by the trustee of the Master Trust, Fidelity Management Trust Company (“Fidelity”), based on a calculation by the third-party settlement administrator according to the court-approved plan of allocation. On September 24, 2013, approximately $649,000 was allocated to the Plan and, on October 28, 2013 and November 15, 2013, approximately $93,000 and $30,000, respectively, was allocated to the TWC Savings Plan. The Plan’s allocation is included in Investment income, net of fees in the Statement of Changes in Net Assets Available for Benefits.

Time Warner Savings Plan

Notes to Financial Statements (continued)

Investment Funds, Contributions and Vesting

The Plan provides for multiple investment funds made available through Fidelity pursuant to the Master Trust. The Plan’s investment funds consist of four asset allocation (target risk) funds and fourteen core investment funds (ten of which are actively managed and four of which are index funds). The Plan also offers a self-directed brokerage option that is limited to mutual funds. Participant contributions, Matching Contributions (as defined below) and Rollovers (as defined below) may generally be invested in specified increments in the investment funds. Participants may periodically transfer account balances among the investment funds offered under the Plan.

Contributions or investment fund transfers into the Time Warner Inc. Stock Fund, an employee stock ownership plan component of the Plan, are prohibited, but Plan participants who hold Time Warner common stock in the Time Warner Inc. Stock Fund have the option to reinvest cash dividends paid by Time Warner on its common stock in Time Warner common stock through the Time Warner Inc. Stock Fund in lieu of receiving the cash dividends.

Generally, the Plan provides for voluntary participant contributions on a pre-tax basis at an elected percentage of a participant’s eligible compensation, up to an annual limit established by the Internal Revenue Service (“IRS”). The elective deferral amount for highly compensated employees is 50% for the pre-tax contributions, subject to the limit established by the IRS. After two months of continuous employment (or, with respect to employees classified as hourly or temporary employees, after 1,000 hours of credited service in any one year), matching contributions by Employing Companies (“Matching Contributions”) are made as a percentage of a participant’s contributions to the Plan and are capped at certain percentages of the participant’s eligible compensation deferred.

All eligible Plan participants with a pre-tax contribution rate of less than 3%, newly eligible Plan participants, and employees classified as hourly or temporary employees who are credited with at least 1,000 hours of service in any one year are automatically enrolled in the Plan at a pre-tax contribution rate of 3% unless they change their contribution rate or opt out of the Plan. Unless participants who were automatically enrolled in the Plan elected or elect otherwise, their contribution rate automatically increased by 1% beginning on either January 1, 2012 or the first anniversary of their automatic enrollment date (depending on the date they were automatically enrolled) and will continue to increase by 1% annually until the 6% maximum for automatic contributions is reached. These participant contributions and Matching Contributions are invested in a target risk fund unless participants elect other investment option(s). Participants who are automatically enrolled in the Plan may change their contribution rate or opt out of the Plan at any time.

Time Warner Savings Plan

Notes to Financial Statements (continued)

Matching Contribution rates for eligible Plan participants are consistent across all participating Employing Companies at a rate of 133 1⁄3% on up to the first 3% of eligible compensation deferred and 100% on up to the next 3% of eligible compensation deferred.

Participants are allowed to transfer amounts from certain other tax qualified plans to the Plan (“Rollovers”). Rollovers are included as participant contributions in the Statements of Changes in Net Assets Available for Benefits.

Matching Contributions and any other amounts contributed by an Employing Company, including those transferred into the Plan, are deemed Employing Company contributions (“Employing Company Contributions”). Each participant’s account is credited with the participant’s contributions, Rollovers, Employing Company Contributions and any earnings or losses thereon, as appropriate. Participant contributions, Rollovers and earnings thereon are fully vested.

Matching Contributions and earnings thereon generally vest based on years or periods of service as follows:

Vesting of Matching Contributions Made and Earnings Thereon:(1)

March 1, 2007 Through June 30, 2010
		On or After July 1, 2010
Years or Periods of Service	Vested Percentage	Years or Periods of Service	Vested Percentage

Less than 1 year	–%	Less than 2 years	–%
1 but less than 2 years	20	2 years or more	100
2 but less than 3 years	40
3 but less than 4 years	60
4 but less than 5 years	80
5 years or more	100

(1)	Any completed service prior to the dates set forth in this table generally counts toward vesting.

Matching Contributions and earnings thereon also become fully vested upon a participant’s termination of service due to death or disability, attainment of age 65, or upon the termination of the Plan.

The Plan provisions described above that became effective July 1, 2010 (relating to (i) the automatic enrollment of certain eligible Plan participants, (ii) the Matching Contributions rate and (iii) the vesting of Matching Contributions (and earnings thereon) made on or after July 1, 2010) do not apply to certain employees subject to a collective bargaining agreement at one of Time Warner’s subsidiaries.

Time Warner Savings Plan

Notes to Financial Statements (continued)

Forfeited Accounts

Forfeited Employing Company Contributions and earnings thereon may be used to reduce future Employing Company Contributions to the Plan and/or to pay Plan expenses. Forfeited Employing Company Contributions and earnings thereon for 2013 and 2012 were $3.4 million and $3.2 million, respectively. The amount of forfeited nonvested accounts as of December 31, 2013 and 2012 was $4.6 million and $4.8 million, respectively, and is included in the Statements of Net Assets Available for Benefits.

Notes Receivable From Participants

Under the Plan, subject to certain restrictions and penalties, participants may withdraw amounts and/or take loans from their accounts. The maximum number of loans a participant may have outstanding is limited to three at any one time, in the form of either one primary residence loan and two general loans or three general loans; provided, however, that if the primary residence loan was obtained by December 31, 2007, it does not limit the availability of the three general loans. The minimum loan amount is $1,000 and the maximum loan amount is $50,000. Loans are valued at their outstanding balances, which approximate fair value, and are treated as transfers between the individual investment funds and the participant loan fund. Loan terms may be for up to five years or 15 years if for the purchase of a primary residence. Participants who have transferred accounts to the Plan with existing loans for the purchase of a primary residence may have loan terms of up to 30 years based on the provisions of the plan from which the original loan was obtained. Effective April 1, 2007, interest rates charged for loans originated under the Plan within any quarter are set at the prime rate in effect on the first day of such quarter plus 1%. Prior to April 1, 2007, interest rates for such loans were set at the prime rate in effect at the time of the loan plus 1%. Participants who have transferred accounts to the Plan with existing loans may be subject to different interest rates on those loans, as set in accordance with the provisions of the plan from which the original loan was obtained. Interest rates on outstanding participant loans as of December 31, 2013 and 2012 ranged from 4.25% to 10.50%.

Payment of Benefits

In-service withdrawals are available in certain limited circumstances, as provided under the Plan. Hardship withdrawals are allowed for participants incurring an “immediate and heavy financial need,” as defined by the Plan. Hardship withdrawals are strictly regulated under the Code and the regulations thereunder, and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Time Warner Savings Plan

Notes to Financial Statements (continued)

Generally, on termination of service, participants are eligible to receive the vested portion of their account in a lump sum. However, subject to certain restrictions, the Plan permits other payment options. In addition, at the option of the participant, the commencement of payments may be deferred, subject to certain limitations. Benefits distributed from all investment funds in the Plan will be paid in cash, except for benefits distributed from the Time Warner Inc. Stock Fund, which also offers shares of Time Warner common stock as a distribution election. Fractional shares are paid in cash.

Plan Termination

Although it has not expressed any intent to do so, Time Warner reserves the right to discontinue Employing Company Contributions or to terminate or modify the Plan at any time. In the event of termination of the Plan, participants will become fully vested in their accounts and the net assets of the Plan will be distributed to participants in accordance with the Plan’s provisions and applicable law.

Plan Transfer

On August 6, 2012, Time Warner acquired Bleacher Report Inc. (“Bleacher Report”). Prior to the acquisition, Bleacher Report maintained the Bleacher Report Inc. 401(k) Profit Sharing Plan and Trust (the “Bleacher Plan”) for its eligible employees. As of December 31, 2012, the Bleacher Plan was frozen and no new amounts were permitted to be contributed to the plan. As of January 1, 2013, Bleacher Report employees became eligible to participate in the Plan. Effective December 9, 2013 (the “Effective Date”), the Bleacher Plan’s net assets in the amount of $0.8 million were transferred, and the Bleacher Plan was merged into the Plan. The terms of the Bleacher Plan and the Plan were similar, except that the Bleacher Plan allowed participants to make elective after-tax contributions to a designated account for their benefit (a “Roth account”). Roth accounts were created for Plan participants who had a Roth account under the Bleacher Plan immediately prior to the Effective Date, and no new amounts may be contributed to such accounts.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Costs and expenses incurred for the purchase, sale or transfer of investments reflected in the accompanying financial statements are considered a cost of the investment or a reduction in the proceeds of a sale, as appropriate. Investment management fees and certain administrative costs are paid by the Plan’s investment funds and included in Investment income, net of fees in the Statements of Changes in Net Assets Available for Benefits.

Time Warner Savings Plan

Notes to Financial Statements (continued)

Payment of Benefits

Participant withdrawals are recorded when paid.

Administrative Expenses

Certain administrative costs are charged to the Plan as permitted under ERISA, including, for example, fees for auditing, investment advice, recordkeeping, custodial and trustee services. Other administrative costs, for example, compensation of employees responsible for the administration of the Plan, are paid by Time Warner.

Reclassification

Certain 2012 amounts have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for additional information and disclosures related to fair value measurements.

Investments in the Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value with a corresponding adjustment to reflect these investments at contract value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation in the fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Time Warner Savings Plan

Notes to Financial Statements (continued)

Recent Accounting Standard

On January 1, 2013, the Plan adopted, on a retrospective basis, guidance regarding disclosure of additional information about certain financial instruments, specifically derivative instruments subject to master netting arrangements for which amounts owed or due can be offset. The adoption of this guidance did not have a material impact on the Plan’s financial statements.

3. Investments

Plan investments are made in a variety of investment securities that are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of these investments, it is possible that changes in values could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Time Warner Savings Plan

Notes to Financial Statements (continued)

During the years ended December 31, 2013 and 2012, the Plan’s investments appreciated (depreciated) in fair value as follows:

	Year Ended December 31,
	2013	2012

	(In Thousands)
Net realized and unrealized appreciation (depreciation) in fair value of investments:
Commingled trust funds	$207,325	$121,285
Time Warner common stock	144,805	86,283
Other common stocks	285,139	84,985
Mutual funds	237,385	129,943
U.S. government and agency securities	(23,079)	11,305
Other fixed income securities	2,232	10,150
Cash, cash equivalents and other investments	(3,175)	(436)

Total net realized and unrealized appreciation in the fair value of investments	$850,632	$443,515

The following table presents investments that each represented 5% or more of the Plan’s net assets available for benefits:

	December 31,
	2013	2012

	(In Thousands)
Commingled Trust Funds:
BlackRock Equity Index–Fund H, 6,464,832 and 6,441,896 units, respectively	$432,982	$325,896
BlackRock US Debt Index–Fund T, 14,036,455 and 11,432,922 units, respectively	251,177	208,765
Common Stock:
Time Warner, 6,168,438 and 7,008,237 shares, respectively	430,063	335,204
Mutual Fund:
Dodge & Cox Stock Fund, 4,064,934 and 4,084,395 shares, respectively	686,445	497,888

Time Warner Savings Plan

Notes to Financial Statements (continued)

The Capital Preservation Fund, an investment fund available in the Plan, includes fully benefit-responsive synthetic investment contracts that are valued at fair value and adjusted to contract value in the Statements of Net Assets Available for Benefits. In a synthetic investment contract, debt securities (such as fixed-income, asset-backed and mortgage-backed securities) are purchased and then a financial institution agrees to provide for liquidity and an adjustable rate of return thereon (a “Wrapper”), which, when taken together with the underlying securities, generally results in a guaranteed return of principal and accrued interest. See Note 4 for additional information related to fair value measurements.

The Capital Preservation Fund and the Wrapper contracts purchased by that fund are designed to pay all participant-initiated transactions at contract value. However, the Wrapper contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events. These events include, but are not limited to:

•	Complete or partial termination of the Plan;

•	Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the fund’s cash flow;

•	Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan sponsor; and

•	Any early retirement program, group termination, group layoff, facility closing or similar program.

At this time, the occurrence of an event that would limit the ability of the Capital Preservation Fund to transact at contract value is not probable. The completion of the Time Separation (as described in Note 7) is not expected to limit the ability of the Capital Preservation Fund to transact at contract value.

A Wrapper issuer may terminate a Wrapper contract at any time by providing the appropriate notification. In the event that the market value of the Capital Preservation Fund’s covered assets is below their contract value at the time of such termination, Fidelity, as the Capital Preservation Fund’s investment manager, may elect to keep the Wrapper contract in place through another Wrapper provider until such time as the market value of the Capital Preservation Fund’s covered assets is equal to their contract value. Plan participants will continue to receive the Capital Preservation Fund’s Crediting Rate (as defined below).

Time Warner Savings Plan

Notes to Financial Statements (continued)

Interest income in the Capital Preservation Fund is accrued at the weighted-average return of individual fund investments, net of investment management and certain administrative fees (the “Crediting Rate”). The Crediting Rate is calculated daily. Wrapper contracts use the Crediting Rate formula to convert market value changes in the underlying assets into income distributions in order to minimize the difference between the market and contract value of the underlying assets over time. Using the Crediting Rate formula, an estimated future market value is calculated by compounding a portfolio’s current market value at such portfolio’s current yield to maturity for a period equal to such portfolio duration. The Crediting Rate is the discount rate that equates that estimated future market value with such portfolio’s current contract value. Crediting Rates are reset monthly. The Wrapper contracts are designed so that the Crediting Rate will not fall below 0%. The Capital Preservation Fund’s Crediting Rate as of December 31, 2013 and 2012 was 1.6% and 1.9%, respectively. The average annualized yield of the Capital Preservation Fund for the years ended December 31, 2013 and 2012 was 1.7% and 2.2%, respectively.

Certain investment managers of investment funds offered under the Plan are authorized to use derivative financial instruments, either directly or within a commingled fund structure, in accordance with established guidelines of the investment funds. Derivative financial instruments may be used for the purpose of managing interest rate and foreign exchange risk, and for yield enhancement. Changes in the fair value of derivative financial instruments are recorded in the Statements of Changes in Net Assets Available for Benefits; therefore, no gains or losses are deferred. At December 31, 2013 and 2012, the fair value of derivative financial instruments held by the Plan was not material. The derivative financial instruments held by the Plan at December 31, 2013 consisted of interest rate and credit default swap contracts, futures contracts and currency and interest rate option contracts. The derivative financial instruments held by the Plan at December 31, 2012 consisted of interest rate and credit default swap contracts, futures contracts and interest rate option contracts. Significant derivative positions at December 31, 2013 included futures contracts with notional amounts of $190.0 million. Significant derivative positions at December 31, 2012 included written interest rate option contracts and interest rate swap contracts with notional amounts of $143.7 million and $87.2 million, respectively.

4. Fair Value Measurements

A fair value measurement is determined based on the assumptions that a market participant would use in pricing an asset or liability. A three-tiered hierarchy draws distinctions between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2) and (iii) unobservable inputs that require the Plan to use present value and other valuation techniques in the determination of fair value (Level 3).

Time Warner Savings Plan

Notes to Financial Statements (continued)

The following table presents information about the Plan’s assets and liabilities required to be carried at fair value on a recurring basis as of December 31, 2013 and December 31, 2012 (in thousands):

	December 31, 2013 December 31, 2012
Asset Category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets
Commingled trust funds (a)	$–	$1,203,121	$–	$1,203,121	$–	$940,499	$–	$940,499
Equity securities:
Time Warner common stock	430,063	–	–	430,063	335,204	–	–	335,204
Other common stocks:
Domestic equities	872,991	–	–	872,991	677,811	–	–	677,811
International equities	80,937	–	–	80,937	35,085	–	–	35,085
Synthetic investment contracts:
U.S. government and agency securities	254,878	94,975	–	349,853	270,132	104,556	–	374,688
Mortgage related obligations	–	137,331	–	137,331	–	97,935	–	97,935
Investment grade corporate bonds(b)	–	148,499	–	148,499	–	148,642	–	148,642
Cash, cash equivalents and other investments	2,051	111	–	2,162	3,624	810	–	4,434
Mutual funds(c)	1,280,442	–	–	1,280,442	960,534	–	–	960,534
Fixed income securities:
U.S. government and agency securities	121,212	195,112	–	316,324	107,297	198,797	–	306,094
Mortgage related obligations	–	31,847	1,881	33,728	–	34,287	272	34,559
Investment grade corporate bonds(b)	–	93,981	394	94,375	–	90,488	–	90,488
Non-investment grade corporate bonds(b)	–	27,157	–	27,157	–	20,725	–	20,725
Cash, cash equivalents, and other investments:
Cash and cash equivalents	5,492	23,481	–	28,973	13,695	34,589	–	48,284
Derivatives	55	270	–	325	–	2,610	–	2,610
Other investments(d)	40	29,190	3	29,233	40	102,697	–	102,737

Total Assets	$3,048,161	$1,985,075	$2,278	$5,035,514	2,403,422	1,776,635	$272	$4,180,329

Liabilities
Derivatives	(113)	(936)	–	(1,049)	–	(584)	–	(584)
U.S. government and agency securities	–	–	–		–	(46,104)	–	(46,104)

Total	$3,048,048	$1,984,139	$2,278	$5,034,465	$2,403,422	$1,729,947	$272	$4,133,641

(a)

At December 31, 2013, the underlying securities held in commingled trust funds consisted of approximately 21% and 79% of marketable fixed income and equity securities, respectively. At December 31, 2012, the underlying securities held in commingled trust funds consisted of approximately 22% and 78% of marketable fixed income and equity securities, respectively.

(b)

At December 31, 2013 and December 31, 2012, the investment grade corporate bonds had credit ratings equal to or higher than the following, as applicable: S&P rating of BBB-, Fitch rating of BBB- or Moody’s rating of Baa3, and the non-investment grade corporate bonds had credit ratings below the foregoing ratings, as applicable.

(c)

At December 31, 2013, mutual funds consisted of (in thousands) $686,445 in the Dodge & Cox Stock Fund, $242,454 in Fidelity BrokerageLink (of which $30,275 is in cash and cash equivalents), $209,379 in the Manning & Napier Overseas Fund, $97,607 in the DFA Emerging Markets Core Equity Portfolio Institutional Class Fund and $44,557 in the PIMCO Short Term Portfolio Institutional Class. At December 31, 2012, mutual funds consisted of (in thousands) $497,888 in the Dodge & Cox Stock Fund, $220,478 in Fidelity BrokerageLink (of which $27,715 is in cash and cash equivalents), $159,256 in the Manning & Napier Overseas Fund and $82,912 in the DFA Emerging Markets Core Equity Portfolio Institutional Class Fund.

(d)

At December 31, 2013, other investments consisted of (in thousands) $40 of preferred stocks, $22,400 of repurchase agreements, $6,790 of certificates of deposit and $3 of warrants. At December 31, 2012, other investments consisted of (in thousands) $40 of preferred stocks, $88,100 of repurchase agreements, $12,915 of certificates of deposit and $1,682 of commercial paper.

Time Warner Savings Plan

Notes to Financial Statements (continued)

The following table reconciles the beginning and ending balances of the Plan’s assets classified as Level 3 for the years ended December 31, 2013 and December 31, 2012 (in thousands):

	December 31, 2013 December 31, 2012
	Investment Grade Corporate Bonds	Mortgage Related Obligations	Other Investments	Total	Investment Grade Corporate Bonds	Non-investment Grade Corporate Bonds	US Government and Agency Securities	Mortgage Related Obligation	Total

Balance at beginning of period	$–	$272	$–	$272	$2,548	$3	$1,678	$–	$4,229
Actual return on plan assets:
Relating to assets still held at end of period	–	1	–	1	134	–	–	–	134
Relating to assets sold during the period	–	2	–	2	(134)	–	–	–	(134)
Purchases	–	–	–	–	–	–	–	272	272
Sales	–	(198)	–	(198)	–	–	–	–	–
Issuances	–	–	3	3	–	–	–	–	–
Settlements	–	–	–	–	–	–	–	–	–
Transfers into Level 3	394	1,804	–	2,198	–	–		–	–
Transfers out of Level 3	–	–	–	–	(2,548)	(3)	(1,678)	–	(4,229)

Balance at end of period	$394	$1,881	$3	$2,278	$–	$–	$–	$272	$272

Investments are recorded by the Plan on a trade date basis at fair value. The following is a description of the valuation methodologies used for assets measured at fair value.

Commingled trust funds: Valued at the net asset value per unit at year end as reported to Fidelity by each fund company managing such trusts. Investments in the underlying commingled trust funds can generally be redeemed daily at net asset value.

Equity securities: Valued at the closing price at year end as reported on the active market on which the individual securities are traded.

Synthetic investment contracts: The fair value of the benefit-responsive synthetic investment contracts at year end is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals under the contract. As of December 31, 2013 and 2012, there were no reserves against contract values for the credit risk of contract issuers or otherwise.

Time Warner Savings Plan

Notes to Financial Statements (continued)

Mutual funds: Valued at the net asset value of shares held by the Plan at year end.

Fixed income securities: Valued at the closing price at year end as reported on the active market on which the individual securities are traded. Securities not traded on an active market are valued based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar securities, the securities are valued using a discounted cash flows approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks. Due to the subjectivity involved in this assessment, these investments may be classified in Level 3 of the fair value hierarchy.

Cash equivalents and other investments: Cash equivalents consist of investments in short term investment funds and a money market fund valued at net asset value per unit equal to one dollar at year end. Other investments can consist of certificates of deposit, commercial paper, repurchase agreements, warrants, and futures, option and swap contracts. Certificates of deposit and repurchase agreements are valued at amortized cost, which approximates fair value. Commercial paper is valued using broker quotes that utilize observable market inputs. Warrants are valued based on the relationship of the exercise price to the value of the underlying security. Futures and option contracts are generally valued at closing settlement prices. Swap contracts are marked-to-market as the net amount due to and from the Plan in accordance with the terms of the contract based on the closing level of the relevant market rate of interest.

5. Transactions with Parties-in-Interest

Under the terms of the Plan and the Master Trust, Time Warner may elect to contribute shares of Time Warner common stock and/or cash for Employing Company Contributions to the Plan. There were no shares of Time Warner common stock contributed in 2013 or 2012 as Employing Company Contributions to the Plan. The Plan may also purchase or sell shares of Time Warner common stock directly from or to Time Warner, respectively. There were no purchases or sales of Time Warner common stock by the Plan directly from or to Time Warner in 2013 or 2012.

Certain Plan investments are managed by Fidelity. State Street Bank acts as sub-custodian for certain Plan investments. Therefore, Fidelity’s management of such Plan investments and State Street Bank’s holding of such investments as sub-custodian qualify as party-in-interest transactions; however, these transactions are exempt from the prohibited transaction rules under ERISA. The Plan has received a notice from Fidelity that Citibank, N.A. will act as sub-custodian for certain Plan investments as of June 30, 2014 and, therefore, will replace State Street Bank as sub-custodian.

Time Warner Savings Plan

Notes to Financial Statements (continued)

6. Tax Status of Plan

The Plan has received a determination letter from the IRS, dated May 13, 2010, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. The Plan filed for a new determination letter from the IRS on January 31, 2013. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended, is qualified and the related trust is tax exempt. The Plan is subject to audits, from time to time, by various authorities. The Administrative Committee believes that the Plan’s information statement on Form 5500 is subject to examination for years after 2009; however, there are currently no audits for any periods in progress.

7. Subsequent Events

Effective as of January 1, 2014, Time Inc., a subsidiary of Time Warner at that date, established the Time Inc. Savings Plan (the “Time Plan”), a defined contribution savings plan intended to be tax-qualified. As of January 3, 2014, net assets in the amount of $756.8 million and participant loans in the amount of $11.6 million were transferred out of the Plan into the Time Plan, in connection with the transfer of the account balances and participant loans of participating employees at Time Inc. and its consolidated subsidiaries (after giving effect to the Time Separation (as defined below)).

On June 6, 2014, Time Warner completed the legal and structural separation of Time Inc. from Time Warner (the “Time Separation”). Immediately after 11:59 p.m. EDT on June 6, 2014, Time Warner distributed all outstanding shares of Time Inc. common stock to Time Warner stockholders at a distribution ratio of one share of Time Inc. common stock for every eight shares of Time Warner common stock held on the May 23, 2014 record date (the “Time Inc. Distribution”). As a result of the Time Inc. Distribution, the Plan received 647,145 shares of Time Inc. common stock with a value of approximately $15.1 million. The shares were credited to eligible Plan participants’ accounts in the Time Warner Inc. Stock Fund. In accordance with the provisions of the Plan, an independent fiduciary, Fiduciary Counselors Inc., was appointed to exercise control over the Time Inc. common stock received in the Time Warner Inc. Stock Fund as a result of the Time Inc. Distribution. Fiduciary Counselors Inc. is expected to sell all of the Time Inc. common stock received by the Time Warner Inc. Stock Fund and reinvest the proceeds in Time Warner common stock, other than 380 shares of Time Inc. common stock that were distributed to participants who were eligible to receive shares in the Time Inc. Distribution and withdrew their account balances from the Plan prior to June 6, 2014. Fiduciary Counselors Inc. began selling the Time Inc. common stock on June 10, 2014.

Time Warner Savings Plan

Notes to Financial Statements (continued)

8. Reconciliation to Form 5500

The net assets of the Plan that are attributed to fully benefit-responsive investment contracts will be recorded at fair value on the 2013 IRS Form 5500 and related schedules. The following is a reconciliation of the Plan’s net assets available for benefits and changes in net assets available for benefits between the financial statements and Form 5500:

	December 31,
	2013	2012

	(In Thousands)
Net assets available for benefits per the financial statements	$4,996,789	$4,086,816
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	12,090	23,018

Net assets per the Form 5500	$5,008,879	$4,109,834

		Year Ended December 31, 2013

		(In Thousands)
Net investment income from the Plan per the financial statements		$909,220
Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts		(23,018)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts		12,090

Net investment income from the Plan per the Form 5500		$898,292

Supplemental Schedules

Time Warner Savings Plan

EIN: #13-4099534    Plan: #336

Schedule G, Part I – Loans or Fixed Income Obligations in Default or Classified as Uncollectible

December 31, 2013

				Amount Received During Reporting Year			Amount Overdue
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Party-In- Interest	Identity and Address of Obligor	Detailed Description of Loan Including Dates
of Making and Maturity, Interest Rate, the
Type and  Value of Collateral, any
Renegotiation of The Loan and the Terms of
		the Renegotiation and Other Material Items	Original Amount of Loan	Principal	Interest	Unpaid Balance at End of Year	Principal	Interest
	Edison Mission	EDISON MISSION 7.625% 5/27	$6,000	$–	$–	$58	$–	$58
	Glitnir Bank	GLITNIR 3ML+273.25 6/16 144A	411,000	–	–	12,447	–	12,447
	Glitnir Bank	GLITNIR BK MTN 6.33% 7/11 144A	279,000	–	–	279,000	279,000	–
	Kaupthing Bank	KAUPTHING BK 5.75% 10/4/11 144A	120,000	–	–	120,000	120,000	–
	Kaupthing Bank	KAUPTHING BK 7.625% 2/28/15	1,177,000	–	–	89,746	–	89,746
	Kaupthing Bank	KAUPTHING MTN 7.125% 5/19/16 144A	130,000	–	–	9,263	–	9,263
	Landsbankinn	LANDSBANK IS MTN 6.1% 8/25/11	641,000	–	–	641,000	641,000	–

Time Warner Savings Plan

EIN: #13-4099534    Plan: #336

Schedule H, Part IV, Line 4(a) – Schedule of Delinquent Participant Contributions

December 31, 2013

Participant Contributions Transferred Late to the Plan	Total That Constitute Nonexempt Prohibited Transactions
Check Here if Late Participant Loan Repayments are included: ☒	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51

	$ –	$482,498	$ –	N/A

Time Warner Savings Plan

EIN: #13-4099534 Plan:    #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2013

Shares or Units	Description	Current Value
	Commingled Trust Funds
18,440,145	BlackRock MSCI ACWI ex-U.S. Index Fund C	$222,661,066
6,464,832	BlackRock Equity Index - Fund H	432,982,100
3,064,373	BlackRock Extended Equity - Market Fund K	219,866,928
14,036,455	BlackRock US Debt Index - Fund T	251,176,741
5,401,714	Pyramis Select Global Plus Fund	76,434,165

	Total Commingled Trust Funds	$1,203,121,000

6,168,438	Time Warner Common Stock*	$430,063,497

	Other Common Stocks
2,200	3M CO	$308,550
42,200	ABBVIE INC	2,228,582
47,000	ACACIA RESEARCH - ACACIA TECH	683,380
81,330	ACADIA HEALTHCARE CO INC	3,849,349
121,110	ACADIA PHARMACEUTICALS INC	3,026,539
700	ACCENTURE PLC CL A	57,554
54,100	ACTAVIS PLC	9,088,800
109,695	ACXIOM CORP	4,056,521
32,294	ADVISORY BOARD CO	2,056,159
400	AETNA INC	27,436
16,479	AFFILIATED MANAGERS GRP INC	3,573,966
58,230	AIMIA INC	1,069,491
500	AIR GAS INC	55,925
72,600	AIR METHODS CORP	4,234,758
23,900	AKAMAI TECHNOLOGIES INC	1,127,602
51,583	ALEXION PHARMACEUTICALS INC	6,863,634
4,600	ALLERGAN INC	510,968
55,450	ALLIANCE DATA SYSTEMS CORP	14,579,469
83,530	ALLOT COMMUNICATIONS LTD	1,266,315
140,000	ALLSCRIPTS HLTHCARE SOLS INC	2,164,400
55,975	AMAZON.COM INC	22,322,270
48,500	AMC NETWORKS INC CL A	3,303,335
71,600	AMERICAN EXPRESS CO	6,496,268
149,235	AMERICAN TOWER CORP	11,911,938
13,800	AMERIPRISE FINANCIAL INC	1,587,690

Time Warner Savings Plan

EIN: #13-4099534 Plan:    #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)  (continued)

December 31, 2013

Shares or Units	Description	Current Value
	Other Common Stocks (continued)
1,900	AMERISOURCEBERGEN CORP	$133,589
30,908	ANTERO RES CORP	1,960,804
87,697	AOL INC	4,088,434
31,582	APPLE INC	17,720,976
49,920	APPROACH RESOURCES INC	962,957
26,479	ARCTIC CAT INC	1,508,773
60,200	ARM HOLDINGS PLC SPON ADR	3,295,348
20,800	ASBURY AUTOMOTIVE GROUP INC	1,117,792
98,600	ASML HLDG NV (NY REG SHS)	9,238,820
142,173	ASSOCIATED BANC CORP	2,473,810
1,300	AUTODESK INC	65,429
56,900	AUTONATION INC	2,827,361
47,164	AVERY DENNISON CORP	2,367,161
29,580	AXIALL CORP	1,403,275
41,500	B/E AEROSPACE INC	3,611,745
23,800	BAIDU INC SPON ADR	4,233,544
13,913	BALLY TECHNOLOGIES INC	1,091,475
20,640	BANK OF THE OZARKS INC	1,168,018
30,950	BEACON ROOFING SUPPLY INC	1,246,666
2,300	BECTON DICKINSON & CO	254,127
17,370	BELDEN INC	1,223,717
50,560	BERRY PLASTICS GROUP INC	1,202,822
74,100	BEST BUY CO INC	2,955,108
73,240	BILL BARRETT CORP	1,961,367
31,900	BIOGEN IDEC INC	8,924,025
35,600	BOEING CO	4,859,044
48,180	BOISE CASCADE CO	1,420,346
244,000	BOSTON SCIENTIFIC CORP	2,932,880
59,100	BRISTOL-MYERS SQUIBB CO	3,141,165
19,070	BRISTOW GROUP INC	1,431,394
5,900	CABOT OIL & GAS CORP	228,684
143,724	CALPINE CORP	2,804,055
700	CAMERON INTERNATIONAL CORP	41,671
3,000	CANADIAN PAC RAILWAY LTD	453,960
28,183	CARDINAL HEALTH INC	1,882,906
3,600	CARNIVAL CORP	144,612

Time Warner Savings Plan

EIN: #13-4099534 Plan:    #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)  (continued)

December 31, 2013

Shares or Units	Description	Current Value
	Other Common Stocks (continued)
206,277	CASELLA WASTE SYS INC CL A	$1,196,407
11,657	CBOE HOLDINGS INC	605,698
54,700	CELGENE CORP	9,242,112
121,100	CELLDEX THERAPEUTICS INC	2,931,831
54,600	CEVA INC	831,012
19,950	CHILDRENS PL RETAIL STORES INC	1,136,552
6,100	CHIPOTLE MEXICAN GRILL INC	3,249,958
41,560	CINEMARK HOLDINGS INC	1,385,195
10,600	CITIGROUP INC	552,366
1,000	CITRIX SYSTEMS INC	63,250
22,051	CLARCOR INC	1,418,982
26,630	CLEAN HARBORS INC	1,596,735
41,100	COGNEX CORP	1,569,198
26,900	COGNIZANT TECH SOLUTIONS CL A	2,716,362
24,290	COHERENT INC	1,806,933
99,888	COMMVAULT SYSTEMS INC	7,479,613
30,106	COMPASS MINERALS INTL INC	2,409,985
25,300	CONCHO RESOURCES INC	2,732,400
70,566	CONSTELLATION BRANDS INC CL A	4,966,435
21,638	COPA HOLDINGS SA CL A	3,464,460
38,880	CORNERSTONE ONDEMAND INC	2,073,859
68,931	CORPORATE EXECUTIVE BRD CO	5,337,327
7,400	COSTCO WHOLESALE CORP	880,674
10,400	COVIDIEN PLC	708,240
19,800	CTRIP.COM INTL LTD ADR	982,476
20,100	CVS CAREMARK CORP	1,438,557
55,840	CYRUSONE INC	1,246,907
133,095	DANA HOLDING CORP	2,611,324
102,100	DANAHER CORP	7,882,120
89,800	DAVITA HEALTHCARE PARTNERS INC	5,690,626
43,100	DELPHI AUTOMOTIVE PLC	2,591,603
176,100	DELTA AIR INC	4,837,467
58,310	DEXCOM INC	2,064,757
149,300	DIGITALGLOBE INC	6,143,695
85,665	DISCOVERY COMM INC CL C NON-VO	7,183,867
103,000	DISNEY (WALT) CO	7,869,200

Time Warner Savings Plan

EIN: #13-4099534 Plan:    #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)  (continued)

December 31, 2013

Shares or Units	Description	Current Value
	Other Common Stocks (continued)
51,800	DOLBY LABORATORIES INC CL A	$1,997,408
13,100	DOLLAR TREE INC	739,102
17,595	DORMAN PRODUCTS INC	986,552
13,172	DST SYSTEMS INC	1,195,227
45,800	EATON CORP PLC	3,486,296
189,500	EBAY INC	10,401,655
86,000	ECOLAB INC	8,967,220
60,533	EHEALTH INC	2,814,179
1,000	ELECTRONICS FOR IMAGING INC	38,730
39,100	ELIZABETH ARDEN INC	1,386,095
96,500	ENDOLOGIX INC	1,682,960
239,993	ENVISION HEALTHCARE HLDGS INC	8,524,551
31,000	EOG RESOURCES INC	5,203,040
41,370	EPAM SYSTEMS INC	1,445,468
19,400	EQT CORPORATION	1,741,732
93,000	ESTEE LAUDER COS INC CL A	7,004,760
61,473	EURONET WORLDWIDE INC	2,941,483
20,435	EVERCORE PARTNERS INC CL A	1,221,604
7,100	EXPRESS SCRIPTS HLDG CO	498,704
242,773	FACEBOOK INC A	13,269,972
22,000	FASTENAL CO	1,045,220
15,200	FEDEX CORP	2,185,304
29,930	FINANCIAL ENGINES INC	2,079,536
109,470	FIRST AMERICAN FINANCIAL CORP	3,087,054
279,157	FIRST HORIZON NATIONAL CORP	3,252,179
51,235	FIRST NIAGARA FINL GROUP INC	544,116
35,400	FIRSTMERIT CORP	786,942
26,600	FISERV INC	1,570,730
30,300	FLEETMATICS GROUP PLC	1,310,475
13,700	FLOWSERVE CORP	1,079,971
9,200	FMC CORP NEW	694,232
900	FMC TECHNOLOGIES INC	46,989
60,660	FORTINET INC	1,160,426
65,404	FORTUNE BRANDS HOME & SEC INC	2,988,963
12,000	FOSSIL GROUP INC	1,439,280
47,510	FRANCESCA’S HOLDINGS CORP	874,659

Time Warner Savings Plan

EIN: #13-4099534 Plan:    #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)  (continued)

December 31, 2013

Shares or Units	Description	Current Value
	Other Common Stocks (continued)
48,400	FRANKLIN RESOURCES INC	$2,794,132
49,700	FTD COS INC	1,619,226
29,100	FULLER H B CO	1,514,364
11,240	GENESEE & WYOMING INC CL A	1,079,602
186,569	GILEAD SCIENCES INC	14,020,660
43,800	GLAXOSMITHKLINE PLC SPONS ADR	2,338,482
32,700	GLOBAL PAYMENTS INC	2,125,173
124,000	GNC HOLDINGS INC - CL A	7,247,800
400	GOLDMAN SACHS GROUP INC	70,904
32,314	GOOGLE INC A	36,214,623
49,800	GRAFTECH INTERNATIONAL LTD	559,254
11,100	GREEN MTN COFFEE ROASTERS INC	838,938
24,728	GUIDEWIRE SOFTWARE INC	1,213,403
28,700	GULFPORT ENERGY CORP	1,812,405
17,131	HAIN CELESTIAL GROUP INC	1,555,152
6,924	HANCOCK HOLDING CO	253,972
27,100	HARLEY-DAVIDSON INC	1,876,404
43,600	HEALTHWAYS INC	669,260
600	HENRY SCHEIN INC	68,556
250,900	HERTZ GLOBAL HOLDINGS INC	7,180,758
37,646	HEXCEL CORPORATION	1,682,400
16,980	HIBBETT SPORTS INC	1,141,226
61,790	HILLSHIRE BRANDS CO	2,066,258
13,200	HILTON WORLDWIDE HLDGS INC	293,700
90,880	HMS HOLDINGS CORP	2,065,702
67,732	HOME DEPOT INC	5,577,053
25,730	HOMEAWAY INC	1,051,842
18,600	HONEYWELL INTL INC	1,699,482
118,340	HORSEHEAD HOLDING CORP	1,918,291
5,100	HUNT J B TRANSPORT SERVICES IN	394,230
39,800	HUNTINGTON INC W/I	3,582,398
22,486	HURON CONSULTING GROUP INC	1,410,322
4,300	IHS INC CL A	514,710
61,500	IMPAX LABORATORIES INC	1,546,110
35,480	IMPERVA INC	1,707,652
28,910	INFOBLOX INC	954,608

Time Warner Savings Plan

EIN: #13-4099534 Plan:    #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)  (continued)

December 31, 2013

Shares or Units	Description	Current Value
	Other Common Stocks (continued)
28,360	INFORMATICA CORP	$1,176,940
35,920	INSULET CORP	1,332,632
384,365	INTEGRATED DEVICE TECH INC	3,916,679
87,500	INTERACTIVE BROKERS GROUP INC	2,129,750
61,975	INTERCONTINENTALEXCHNGE GR INC	13,939,417
39,300	INTERXION HOLDING NV	927,873
300	INTUIT INC	22,896
11,800	INTUITIVE SURGICAL INC	4,532,144
79,900	INVESCO LTD	2,908,360
43,000	ITT CORP	1,867,060
126,380	JIVE SOFTWARE INC	1,421,775
5,400	JOHNSON CONTROLS INC	277,020
20,567	JONES LANG LASALLE INC	2,105,855
500	JPMORGAN CHASE & CO	29,240
1,200	JUNIPER NETWORKS INC	27,084
63,426	KANSAS CITY SOUTHERN	7,854,042
52,745	KRISPY KREME DOUGHNUTS INC	1,017,451
24,800	L BRANDS INC	1,533,880
63,742	LAREDO PETROLEUM INC	1,765,016
61,400	LAS VEGAS SANDS CORP	4,842,618
2,600	LENNAR CORP CL A	102,856
18,546	LIBERTY GLOBAL PLC CL A	1,650,409
39,152	LIBERTY GLOBAL PLC CL C	3,301,297
22,300	LINKEDIN CORP CL A	4,835,309
91,900	LKQ CORP	3,023,510
54,700	LOWES COS INC	2,710,385
13,454	LPL FINANCIAL HOLDINGS INC	632,742
6,700	LULULEMON ATHLETICA INC	395,501
48,136	MAGELLAN HLTH SERVICES INC	2,883,828
282,020	MAGNUM HUNTER RESOURCES CORP	2,061,566
44,030	MANITOWOC CO INC	1,026,780
19,500	MARATHON PETROLEUM CORP	1,788,735
16,000	MARRIOTT INTERNATIONAL INC A	789,760
137,300	MARSH & MCLENNAN COS INC	6,639,828
10,100	MASONITE INTERNATIONAL CORP	606,000
23,628	MASTERCARD INC CL A	19,740,249

Time Warner Savings Plan

EIN: #13-4099534 Plan:    #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)  (continued)

December 31, 2013

Shares or Units	Description	Current Value
	Other Common Stocks (continued)
53,400	MCKESSON CORP	$8,618,760
17,050	MEDIVATION INC	1,088,131
34,380	MELLANOX TECH LTD (USA)	1,374,169
35,300	MICHAEL KORS HOLDINGS LTD	2,866,007
101,527	MONEYGRAM INTERNATIONAL INC	2,109,731
42,889	MONSANTO CO NEW	4,998,713
6,700	MONSTER BEVERAGE CORP	454,059
62,500	MORGAN STANLEY	1,960,000
37,614	MOTORCAR PARTS OF AMERICA INC	725,950
55,300	MRC GLOBAL INC	1,783,978
36,522	MULTIMEDIA GAMES HOLDNG CO INC	1,145,330
14,400	NETFLIX INC	5,301,648
68,375	NEUSTAR INC CL A	3,409,178
168,203	NEW GOLD INC(US)	881,384
18,400	NIKE INC CL B	1,446,976
9,700	NORTHERN TRUST CORP	600,333
30,700	OLIN CORP	885,695
199,075	ON ASSIGNMENT INC	6,951,699
73,900	O’REILLY AUTOMOTIVE INC	9,511,669
24,608	PAPA JOHNS INTL INC	1,117,203
78,800	PENN NATIONAL GAMING	1,129,204
8,100	PEPSICO INC	671,814
57,700	PERFORMANT FINANCIAL CORP	594,310
4,900	PERRIGO CO PLC	751,954
87,403	PEYTO EXPL & DEV CORP NEW	2,674,956
1,400	PHARMACYCLICS INC	148,092
61,500	PHH CORP	1,497,525
119,000	PIONEER ENERGY SVCS CORP	953,190
36,240	PIONEER NATURAL RESOURCES CO	6,670,697
170,200	POLYONE CORP	6,016,570
23,900	PRAXAIR INC	3,107,717
35,433	PRECISION CASTPARTS CORP	9,542,107
18,098	PRICELINE.COM INC	21,037,115
10,300	PROCTER & GAMBLE CO	838,523
73,390	PROOFPOINT INC	2,434,346
11,900	PVH CORP	1,618,638

Time Warner Savings Plan

EIN: #13-4099534 Plan:    #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)  (continued)

December 31, 2013

Shares or Units	Description	Current Value
	Other Common Stocks (continued)
56,769	QLIK TECHNOLOGIES INC	$1,511,758
46,300	QUALCOMM INC	3,437,775
48,266	QUALYS INC	1,115,427
55,725	QUANTA SVCS INC	1,758,681
127,200	QUESTAR CORP	2,924,328
6,200	RALPH LAUREN CORP	1,094,734
26,823	RANGE RESOURCES CORP	2,261,447
18,700	RED HAT INC	1,047,948
29,190	RED ROBIN GOURMET BURGERS INC	2,146,633
7,500	REGENERON PHARMACEUTICALS INC	2,064,300
64,230	RESPONSYS INC	1,760,544
44,527	RESTORATION HARDWARE HLDGS INC	2,996,667
10,500	ROPER INDUSTRIES INC	1,456,140
48,650	ROSETTA RESOURCES INC	2,337,146
79,400	ROSS STORES INC	5,949,442
126,124	SALESFORCE.COM INC	6,960,784
54,582	SBA COMMUNICATIONS CORP CL A	4,903,647
88,400	SCHLUMBERGER LTD	7,965,724
47,600	SEALED AIR CORP	1,620,780
75,000	SEAWORLD ENTMT INC	2,157,750
25,770	SEMTECH CORP	651,466
46,321	SERVICENOW INC	2,594,439
18,000	SHERWIN WILLIAMS CO	3,303,000
12,200	SHIRE PLC SPON ADR	1,723,738
685,500	SIRIUS XM HLDGS INC	2,392,395
18,720	SIRONA DENTAL SYSTEMS INC	1,314,144
15,300	SOFTBANK CORP	670,293
64,770	SPECTRANETICS CORP	1,619,250
39,500	SS&C TECHNOLOGIES HOLDINGS INC	1,748,270
46,238	STANCORP FINL GROUP INC	3,063,268
193,743	STARBUCKS CORP	15,187,514
35,400	STARWOOD HTLS & RESRT WRLDWIDE	2,812,530
31,600	STATE STREET CORP*	2,319,124
31,080	STEVEN MADDEN LTD	1,137,217
18,675	STRATASYS LTD	2,515,523
10,700	STRYKER CORP	803,998

Time Warner Savings Plan

EIN: #13-4099534 Plan:    #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)  (continued)

December 31, 2013

Shares or Units	Description	Current Value
	Other Common Stocks (continued)
43,100	SYMETRA FINANCIAL CORP	$817,176
49,010	SYNCHRONOSS TECHNOLOGIES INC	1,522,741
317,073	SYNOVUS FINANICAL CORP.	1,141,463
49,700	TD AMERITRADE HOLDING CORP	1,522,808
27,606	TEAM HEALTH HOLDINGS INC	1,257,453
16,320	TENNECO INC	923,222
4,100	TESLA MOTORS INC	616,558
28,900	THERMO FISHER SCIENTIFIC INC	3,218,015
41,780	THORATEC CORP	1,529,148
56,280	TIBCO SOFTWARE INC	1,265,174
5,200	TIFFANY & CO	482,456
52,380	TJX COMPANIES INC NEW	3,338,177
41,924	TORCHMARK CORP	3,276,361
20,900	TRACTOR SUPPLY CO.	1,621,422
30,070	TRIMAS CORP	1,199,492
7,400	TRIMBLE NAVIGATION LTD	256,780
4,800	TRIPADVISOR INC	397,584
19,170	TRIUMPH GROUP INC	1,458,262
21,600	TUPPERWARE BRANDS CORP	2,041,848
35,600	TWENTY FIRST CENTURY FOX INC-A	1,252,408
7,018	TWITTER INC	446,696
36,400	ULTIMATE SOFTWARE GROUP INC	5,577,208
21,818	UNDER ARMOUR INC CL A	1,904,711
48,700	UNION PACIFIC CORP	8,181,600
43,700	UNITED CONTINENTAL HLDGS INC	1,653,171
37,200	UNITED RENTALS INC	2,899,740
11,400	UNITED TECHNOLOGIES CORP	1,297,320
11,100	UNITEDHEALTH GROUP INC	835,830
18,900	US BANCORP DEL	763,560
5,600	V F CORP	349,104
9,700	VALEANT PHARMACEUTICALS (USA)	1,138,780
600	VALEANT PHARMACEUTICALS INTL	70,390
129,931	VANTIV INC	4,237,050
9,560	VERISK ANALYTICS INC	628,283
300	VERTEX PHARMACEUTICALS INC	22,290
52,519	VISA INC CL A	11,694,931

Time Warner Savings Plan

EIN: #13-4099534 Plan:    #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)  (continued)

December 31, 2013

Shares or Units	Description	Current Value
	Other Common Stocks (continued)
78,300	WABCO HOLDINGS INC	$7,314,003
7,500	WABTEC	557,025
31,220	WAGEWORKS INC	1,855,717
36,611	WASTE CONNECTIONS INC	1,597,338
20,990	WELLCARE HEALTH PLANS INC	1,478,116
34,100	WHOLE FOODS MARKET INC	1,972,003
236,400	WNS HLDGS LTD SP ADR	5,179,524
23,000	WOODWARD INC	1,049,030
2,000	WW GRAINGER INC	510,840
80,200	WYNDHAM WORLDWIDE CORP	5,909,938
15,100	WYNN RESORTS LTD	2,932,571
70,360	XPO LOGISTICS INC	1,849,764
28,538	ZUMIEZ INC	741,988

	Total Other Common Stocks	$953,927,559

	Synthetic Investment Contracts
	CASH **	$(5,067,380)
7,117,811	COLCHESTER STREET TRUST MONEY MARKET PORTFOLIO CLASS I	7,117,811
1,000,000	ABBEY NATL 3.875% 11/10/14 144A	1,032,770
1,087,000	ABBVIE INC 1.75% 11/06/17 WI	1,087,580
79,000	AETNA INC 1.5% 11/15/17	77,956
1,294,000	ALLYA 2013-1 A3 .63% 5/15/17	1,294,338
870,000	ALLYL 2012-SN1 A3 .57% 8/20/15	870,500
926,000	ALLYL 2013-SN1 A3 .72% 05/16	927,807
882,000	AMERICAN EX CC 2.75% 9/15/15	919,886
643,000	AMERICAN EX MTN 1.3% 07/29/16	651,461
958,000	AMERICAN EX MTN 2.8% 9/19/16	1,008,524
630,000	AMERICAN EXP .875% 11/13/15	632,142
630,000	AMERICAN EXPRESS 1.55% 5/22/18	615,889
630,000	AMERICAN HONDA 1.5% 9/17 144A	623,332
640,000	AMERICAN HONDA FIN 2.125 10/18	640,093
700,000	AMERICAN INTL GRP 3% 3/20/15	724,850
479,000	AMERICAN INTL GRP 3.8% 3/22/17	516,349
3,110,000	AMXCA 2012-2 A .68% 3/18	3,116,547
3,080,000	AMXCA 2012-5 A 0.59% 5/18	3,079,361
1,191,000	AMXCA 2013-3 A .98% 05/19	1,188,940

Time Warner Savings Plan

EIN: #13-4099534 Plan:    #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)  (continued)

December 31, 2013

Shares or Units	Description	Current Value
	Synthetic Investment Contracts (continued)
640,000	ANHEUSER BUSCH 1.375% 7/15/17	$642,460
590,000	ANZ BK GRP 2.125% 1/10/14 144A	596,125
174,000	APACHE CORP 1.75% 4/15/17	174,931
2,349,000	APPLE INC 1% 5/3/18	2,274,039
230,000	AT&T INC 1.4% 12/01/17	226,914
608,000	AT&T INC 2.4% 8/15/16	630,704
600,000	AT&T INC 2.5% 8/15/15	621,684
600,000	AT&T INC 2.95% 5/15/16	627,871
630,000	AUSTRALIA & NZ 1.45% 5/15/18	610,573
630,000	AUSTRALIA & NZ 1.875% 10/06/17	632,135
946,000	AUSTRALIA & NZ BK .9% 2/12/16	948,178
292,000	AVALONBAY COMM 3.625% 10/1/20	297,819
630,000	BAAT 2012-1 A4 1.03% 12/16	635,102
51,934	BACM 2005-3 A2 CSTR 7/43	52,262
1,031,634	BACM 2006-4 A1A CSTR 7/46	1,139,223
890,000	BANK AMER FDG 3.7% 9/1/15	941,303
801,000	BANK AMER FDG CRP 2.6% 1/15/19	808,092
630,000	BANK MONTREAL MTN 2.5% 1/11/17	656,176
1,500,000	BANK OF AMERICA CRP MTN 2 1/18	1,510,840
630,000	BANK OF NY MTN 2.4% 1/17/17	651,438
630,000	BANK T-M UFJ 1.65% 2/26/18 144	616,330
630,000	BANK T-M UFJ 2.7% 9/9/18 144A	641,995
590,000	BB&T CORP MTN B/E 3.2% 3/15/16	622,492
620,000	BG ENERGY 2.875% 10/16 144A	650,934
1,500,000	BK NOVA SCOTIA 1.375% 12/18/17	1,472,105
632,000	BMWLT 2013-1 A3 .54% 09/15	632,134
590,000	BP CAPITAL MARKET 3.2% 3/11/16	625,280
620,000	BP CAPITAL MARKETS 2.248% 11/16	643,890
650,000	BP CAPITAL MKTS 1.375% 11/6/17	641,207
630,000	BPCM 1.375% 5/10/18	612,377
1,760,000	BRIT COLMB PROV 2.1% 5/18/16	1,821,676
619,909	BSCMS 05-PWR8 A4 4.674 6/41	647,098
862,580	BSCMS 05-T18 A4 4.933% 2/42	897,062
799,747	BSCMS 06-PW12 A1A CSTR 9/38	878,105
1,003,411	BSCMS 2006-PW13 A1A 5.533% 9/41	1,102,912
1,062,307	BSCMS 2006-T22 A1A CSTR 4/38	1,157,231

Time Warner Savings Plan

EIN: #13-4099534 Plan:    #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)  (continued)

December 31, 2013

Shares or Units	Description	Current Value
	Synthetic Investment Contracts (continued)
950,000	CANADA GOVT .875% 2/14/17	$953,101
454,000	CAPITAL ONE BNK 1.15% 11/21/16	452,566
620,000	CAPITAL ONE FIN 2.15% 3/23/15	633,909
640,000	CAPITAL ONE FIN CO 1% 11/06/15	640,699
490,000	CARMX 2012-3 A3 0.52% 7/17	489,954
620,000	CARMX 2013-3 A3 .97% 11/15/16	623,453
1,020,000	CCCIT 13-A3 A3 1.11% 7/23/18	1,028,163
1,760,000	CCCIT 2012-A1 A1 0.55% 10/17	1,760,045
2,570,000	CCCIT 2013-A6 A6 1.32% 09/18	2,598,366
1,653,394	CD 06-CD2 A1B CSTR 1/46	1,778,016
370,000	CD 2005-CD1 A4 CSTR 7/44	393,931
1,074,108	CD 2007-CD5 A1A 5.8% 11/44	1,203,929
170,757	CFGNR 2011-150 D 3% 4/37	173,831
441,678	CGCMT 13-GC11 A1 0.672% 12/17	438,949
540,000	CGCMT 2006-C5 A4 5.431% 10/49	591,599
3,060,000	CHAIT 2012-A5 A5 .59% 8/17	3,061,089
3,800,000	CHAIT 2012-A8 A8 0.54% 10/17	3,795,102
650,000	CHAIT 2013-A8 A8 1.01% 10/18	649,241
273,000	CHEVRON CORP 0.889% 06/24/16	273,695
1,176,000	CHEVRON CORP NE 1.104% 12/5/17	1,150,551
2,470,000	CITIGROUP 1.25% 1/15/16	2,492,301
600,000	CITIGROUP 3.953% 6/15/16	639,355
567,000	CITIGROUP 4.75% 5/19/15	599,769
1,009,000	CITIGROUP INC 1.3% 11/15/16	1,007,080
1,500,000	CITIGROUP INC 1.7% 7/25/16	1,525,081
630,000	CITIGROUP INC 1.75% 05/01/18	621,017
630,000	CITIGROUP INC 2.25% 8/07/15	648,760
650,000	COCA-COLA CO 1.65% 11/1/18	642,907
816,000	COLGATE-PALMOLIVE 0.9% 5/1/18	780,261
70,000	COMERICA INC 3% 9/16/15	73,267
3,286,000	COMET 2013-A1 A1 .63% 11/18	3,279,826
1,575,000	COMET 2013-A3 A3 .96% 9/19	1,556,649
1,467,846	COMM 2006-C7 A1A CSTR 6/46	1,606,285
800,000	COMM 2006-C8 A4 0% 12/46	875,138
182,773	COMM 2012-CR1 A1 1.116% 5/45	183,228
510,000	COMM 2012-CR1 A2 2.35% 5/45	519,566

Time Warner Savings Plan

EIN: #13-4099534 Plan:    #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)  (continued)

December 31, 2013

Shares or Units	Description	Current Value
	Synthetic Investment Contracts (continued)
210,598	COMM 2012-CR2 A1 .824% 08/45	$209,940
394,228	COMM 2012-CR5 A1 0.673% 12/45	391,135
255,643	COMM 2013-CR9 A1 1.3440% 7/45	256,506
322,545	COMM 2013-LC6 A1 .7240% 1/46	319,924
630,000	COMMONWEALTH NY 1.95% 3/16/15	644,111
382,000	COMWLTH EDISON 1.95% 9/01/16	392,597
500,000	CVS CAREMARK 2.25% 12/5/18	500,399
1,260,000	DAIMLER FIN NOR 1.3% 7/15 144A	1,274,263
620,000	DAIMLER FINA NA 1.65% 4/15 144	627,104
101,302	DBUBS 2011-LC3A A1 2.238% 8/44	102,550
1,400,000	DCENT 2012-A1 A1 0.81% 8/17	1,405,404
2,510,000	DCENT 2012-A3 A 0.86% 11/15/17	2,521,039
3,040,000	DCENT 2013-A2 A2 .69% 07/18	3,035,903
1,294,000	DCENT 2013-A5 A5 1.04% 04/19	1,292,511
590,000	DEUTSCHE BK AG 3.25% 1/11/16	626,083
640,000	DEVON ENERGY CO 2.25% 12/15/18	633,434
562,000	DISNEY (WALT) MTN 1.1% 12/1/17	554,054
421,000	DOMINION RES INC 1.95% 8/15/16	431,038
1,602,000	DOMINION RESOUR 2.25% 9/1/15	1,653,769
211,000	DUKE ENERGY CAR 1.75% 12/15/16	215,460
517,000	DUKE ENERGY COR 2.1% 06/15/18	514,264
266,272	FHLG 5.50% 3/34 #G01665	293,482
1,984,867	FHLG 5.50% 5/34 #Z40042	2,186,624
383,436	FHLG 10YR 3.00% 8/21 #J16393	398,384
343,751	FHLG 10YR 3.00% 8/21 #J16442	357,151
359,728	FHLG 15YR 3.50% 1/26 #G14312	376,745
982,998	FHLG 15YR 3.50% 4/27 #G14449	1,030,266
4,201,072	FHLG 15YR 3.50% 10/26 #G14450	4,397,832
255,180	FHLG 15YR 4.00% 4/26 #E02867	271,361
594,397	FHLG 15YR 4.00% 6/24 #G18312	629,302
496,661	FHLG 15YR 4.00% 7/24 #G13596	525,827
473,112	FHLG 15YR 4.00% 9/25 #E02787	504,887
397,790	FHLG 15YR 4.00% 9/25 #G14376	421,150
311,371	FHLG 15YR 4.50% 8/18 #E98688	331,173
115,470	FHLG 15YR 4.50% 9/18 #E99205	122,814
157,750	FHLG 15YR 4.50% 10/18 #E99833	167,782

Time Warner Savings Plan

EIN: #13-4099534 Plan:    #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)  (continued)

December 31, 2013

Shares or Units	Description	Current Value
	Synthetic Investment Contracts (continued)
97,094	FHLG 15YR 4.50% 11/18 #B10931	$103,269
370,619	FHLG 15YR 5.00% 3/19 #G13052	393,320
510,999	FHLG 15YR 5.00% 4/20 #G13598	543,073
113,820	FHLG 15YR 5.50% 4/18 #G11389	120,479
490,263	FHLG 15YR 2.5% 06/23#G14775	486,861
255,283	FHLG 15YR 2.5% 09/22#J20415	261,169
179,605	FHLG 25YR 5.50% 7/35 #G05815	197,916
288,615	FHLM ARM 2.98% 8/41 #1B8533	302,848
146,099	FHLM ARM 3.07% 9/41 #1B8608	153,625
166,269	FHLM ARM 3.53% 4/40 #1B4657	177,208
125,103	FHLM ARM 3.58% 4/40 #1B4702	132,573
15,467	FHLM ARM 3.88% 1/35 #848084	16,220
39,626	FHLM ARM 4.68% 1/36 #847584	42,197
120,081	FHLM ARM 5.37% 12/35 #1N0106	125,832
18,280	FHLM ARM 5.78% 10/35 #1N0063	19,474
63,601	FHLM ARM 4.199% 8/36 #848185	67,730
1,563	FHLM ARM 4.889% 3/33 #847126	1,661
120,071	FHLM ARM 4.941% 11/35 #1J1228	127,280
33,449	FHLM ARM 5.084% 8/35 #1J0005	35,372
75,918	FHLM ARM 3.224% 4/41#1B8179	79,931
70,282	FHLM ARM 3.242% 9/1/41#1B8659	73,830
106,002	FHLM ARM 3.283% 6/1/41	111,573
89,621	FHLM ARM 3.464% 5/1/41#1B8304	94,804
132,115	FHLM ARM 3.627% 6/1/41#1B8372	140,116
128,794	FHLM ARM 3.717% 05/41#1B8124	136,627
1,116,000	FHLMC .75% 1/12/18	1,089,667
2,455,000	FHLMC 1% 9/29/17	2,431,632
892,000	FHLMC 1.25% 5/12/17	899,340
895,730	FHR 2011-3938 BE 2% 10/21	906,160
45,519	FHR 2290 C 6% 2/31	50,383
35,491	FHR 2313 C 6% 5/31	38,321
27,200	FHR 2394 KD 6% 12/16	28,598
19,104	FHR 2417 EH 6% 2/17	20,270
106,118	FHR 2866 XE 4% 12/18	108,257
873,948	FHR 3102 FD 1ML+30 1/36	876,643
342,379	FHR 3117 JF 1ML+30 2/36	343,061

Time Warner Savings Plan

EIN: #13-4099534 Plan:    #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)  (continued)

December 31, 2013

Shares or Units	Description	Current Value
	Synthetic Investment Contracts (continued)
221,081	FHR 3415 PC 5% 12/37	$237,461
381,109	FHR 3741 HD 3% 11/15/39	390,358
471,656	FHR 3763 QA 4% 4/34	497,062
444,793	FHR 3820 DA 4% 11/35	471,798
536,708	FHR 3943 EF 1ML+25 2/26	537,012
2,320,996	FHR 4046 LA 3% 11/2026	2,360,815
639,966	FHR 4176 BA 3% 2/33	658,363
883,191	FHR 4181 LA 3% 3/37	898,560
1,739,814	FHR SER 4221 CLS GA 1.4% 7/23	1,736,551
336,000	FIFTH THIRD BAN 3.625% 1/25/16	358,257
630,000	FIFTH THRD BANC 1.45% 02/28/18	616,717
1,427,252	FNMA 5.50% 11/34 #310105	1,577,957
63,686	FNMA 6.50% 7/32 #545759	71,919
22,734	FNMA 6.50% 7/32 #545762	25,673
27,431	FNMA 6.50% 7/35 #745092	30,839
41,932	FNMA 6.50% 8/36 #888034	47,342
196,296	FNMA 6.50% 8/36 #888544	221,157
164,027	FNMA 6.50% 8/36 #AE0746	184,766
22,761	FNMA 6.50% 12/32 #735415	25,702
221,153	FNMA 6.50% 12/35 #AD0723	250,279
24,985,000	FNMA .5% 9/28/15	25,061,421
8,445,000	FNMA .875% 2/8/18	8,258,067
5,683,000	FNMA 0.625% 8/26/16	5,689,118
5,713,000	FNMA 1.625% 10/26/15	5,854,597
5,218,000	FNMA 1.625% 11/27/18	5,180,053
8,344,000	FNMA 1.875% 09/18/18	8,450,775
799,356	FNMA 10YR 2.5% 05/23 #MA1431	816,821
362,207	FNMA 10YR 2.5% 10/22#AB6544	370,120
290,734	FNMA 10YR 2.5% 10/22#AB6730	297,087
395,443	FNMA 15YR 3.50% 1/26 #AL1168	415,256
1,529,798	FNMA 15YR 3.50% 3/27 #AL1746	1,606,926
947,097	FNMA 15YR 3.50% 5/27 #AL1741	993,958
362,090	FNMA 15YR 3.50% 5/27 #AL1751	380,006
144,477	FNMA 15YR 4.00% 9/18 #734729	153,463
143,088	FNMA 15YR 4.50% 6/19 #745278	152,614
63,991	FNMA 15YR 4.50% 7/20 #888653	68,250

Time Warner Savings Plan

EIN: #13-4099534 Plan:    #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)  (continued)

December 31, 2013

Shares or Units	Description	Current Value
	Synthetic Investment Contracts (continued)
1,771	FNMA 15YR 7.00% 1/16 #535662	$1,851
761	FNMA 15YR 7.00% 5/15 #495848	790
1,106	FNMA 15YR 7.00% 8/14 #783427	1,119
774	FNMA 15YR 7.00% 11/18 #735420	801
9,861	FNMA 20YR 5.50% 10/22 #254522	10,878
29,003	FNMA ARM 2.42% 11/36 #AD0710	30,845
59,057	FNMA ARM 2.61% 4/35 #995609	62,875
97,172	FNMA ARM 3.01% 8/41 #AI4358	101,285
223,915	FNMA ARM 3.20% 1/40 #AC0599	237,394
134,853	FNMA ARM 3.37% 9/41 #AI8935	141,456
174,231	FNMA ARM 3.47% 3/40 #AD0820	183,559
219,540	FNMA ARM 3.60% 3/40 #AD1555	232,405
137,466	FNMA ARM 4.21% 5/35 #889946	145,468
286,635	FNMA ARM 4.285% 7/33#AD0066	300,293
171,332	FNMA ARM 4.30% 2/35 #995017	181,475
125,208	FNMA ARM 4.53% 12/34 #802852	131,607
164,895	FNMA ARM 4.58% 7/35 #826362	175,002
127,617	FNMA ARM 4.68% 11/34 #735011	135,093
29,309	FNMA ARM 5.12% 6/35 #823810	31,214
9,610	FNMA ARM 5.280% 3/35 #843014	10,045
12,967	FNMA ARM 6.25% 6/36 #886983	13,669
671,541	FNMA ARM 4.198% 11/34 #841068	715,048
54,576	FNMA ARM 4.428% 7/36 #555923	57,436
126,330	FNMA ARM 4.564% 4/33 #713937	130,853
75,691	FNMA ARM 4.58% 7/35 #995273	80,604
2,359	FNMA ARM 4.653% 3/35 #816322	2,435
13,760	FNMA ARM 4.893% 10/35 #847787	14,428
13,621	FNMA ARM 4.898% 5/35 #995272	14,386
5,726	FNMA ARM 5.344% 7/35 #834917	5,986
13,997	FNMA ARM 5.349% 12/34 #843013	14,602
103,149	FNMA ARM 06/42#AO2244	105,765
78,613	FNMA ARM 09/41#AI9813	82,112
38,365	FNMA ARM 10/41#AJ3399	40,112
68,280	FNMA ARM 11/40#AE6806	71,730
126,255	FNMA ARM 3.228% 7/41#AI3469	133,127
67,723	FNMA ARM 3.365% 10/41#AI6819	71,374

Time Warner Savings Plan

EIN: #13-4099534 Plan:    #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)  (continued)

December 31, 2013

Shares or Units	Description	Current Value
	Synthetic Investment Contracts (continued)
136,912	FNMA ARM 3.545% 07/41#AI6050	$144,951
28,648	FNMA ARM 3.752% 10/33 #755148	29,734
13,764	FNMA ARM 3.753% 10/33 #746320	14,452
1,285	FNMA ARM 3.984% 5/33 #703915	1,353
5,746	FNMA ARM 4.293% 3/35 #815586	6,105
10,881	FNMA ARM 4.358% 10/33 #754672	11,330
171,379	FNMA ARM 4.512% 12/36 #995606	182,504
55,203	FNMA ARM 4.513% 12/34 #802695	58,170
173,914	FNMA ARM 4.53% 10/35 #995414	184,314
836,104	FNMA ARM 4.55% 10/35 #995415	886,153
13,743	FNMA ARM 4.801% 2/33 #695019	14,303
12,004	FNMA ARM 5.05% 7/34 #801635	12,642
28,667	FNR 2002-56 MC 5.5% 9/17	30,113
202,969	FNR 2003-74 PG 4.5% 8/18	215,358
310,534	FNR 2005-106 UF 1ML+30 11/35	311,658
321,723	FNR 2005-90 FC 1ML+25 10/35	322,364
143,777	FNR 2008-29 BG 4.7% 12/35	150,485
517,847	FNR 2008-95 AD 4.5% 12/23	543,114
188,898	FNR 2010-123 DL 3.5% 11/25	197,020
375,381	FNR 2010-135 DE 2.25% 4/24	382,675
305,053	FNR 2010-143 B 3.5% 12/25	319,863
232,328	FNR 2011-23 AB 2.75% 6/25/20	240,475
308,012	FNR 2011-88 AB 2.5% 9/26	316,736
957,554	FNR 2012-15 FP 1ML+38 6/40	961,231
377,613	FNR 2012-94 E 3% 6/22	392,468
3,000,000	FNR 2013-16 GP 3% 03/33	3,083,455
1,500,412	FNR 2013-9 FA 1ML+35 03/42	1,501,079
1,300,000	FORD MTR CR 2.875% 10/01/18	1,339,337
730,000	FORDL 2012-B A3 0.57% 9/15	730,767
1,100,000	FORDL 2013-A A3 0.60% 3/16	1,100,790
500,000	FORDL 2013-B A3 .76% 09/16	500,027
760,000	FORDO 2012-D A3 0.51% 4/17	759,961
918,000	FORDO 2013-A A3 .55% 07/17	917,835
820,000	FORDO 2013-B A3 .57% 6/16	819,416
202,000	FRANCE TELECOM 2.125% 9/16/15	207,134
599,387	G2SF 12-149 LF 1ML+25 12/42	595,646

Time Warner Savings Plan

EIN: #13-4099534 Plan:    #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)  (continued)

December 31, 2013

Shares or Units	Description	Current Value
	Synthetic Investment Contracts (continued)
450,000	GE CAP CORP 1.6% 11/20/17	$447,665
818,000	GE CAP CORP 2.25% 11/9/15	845,698
950,000	GE CAP CORP 2.9% 1/09/17	1,004,603
570,692	GECMC 2006-C1 A1A CSTR 3/44	616,931
830,000	GECMC 2006-C1 A4 CSTR 3/44	892,645
1,110,000	GEMNT 2009-4 A 3.8% 11/17	1,141,005
1,170,000	GEMNT 2012-1 A 1.03% 1/18	1,173,765
3,480,000	GEMNT 2012-5 A 0.95% 6/15/18	3,487,392
960,000	GENERAL ELEC CAP CO 1.625% 4/18	953,214
620,000	GENERAL ELEC MTN 3.35% 10/17/16	662,876
593,996	GMACC 2004-C2 A4 5.301% 8/38	602,486
243,077	GNMA 15YR 4.00% 1/25 #723552	259,060
184,736	GNMA 15YR 4% 03/25#737348	196,884
203,069	GNMA 15YR 4% 04/25#737164	216,422
246,514	GNMA 15YR 4% 05/25#737261	262,724
331,919	GNMA 15YR 4% 06/25#676681	353,744
178,551	GNMA 15YR 4% 10/24#710940	190,292
261,040	GNMA 30YR 5.5% 06/35#783800	289,748
544,268	GNMA 30YR 5.5% 11/35#783799	603,550
786,270	GNR 13-41 PA 2.5% 04/40	788,124
120,158	GNR 2010-112 PM 3.25% 9/33	121,822
153,778	GNR 2010-99 PT 3.5% 8/33	155,975
1,465,443	GNR 2012-149 MF 1ML+25 12/42	1,456,274
404,432	GNR 2013-37 F 0.4712% 3/20/43	402,642
1,056,125	GNR 2013-9 F VAR 1ML+25 1/43	1,053,596
870,000	GOLDMAN SAC GRP 3.625% 2/07/16	925,613
630,000	GOLDMAN SACH MTN 1.6% 11/23/15	637,835
783,000	GOLDMAN SACHS MTN 3.7% 8/1/15	827,402
630,000	GSINC 2.375% 1/22/18	638,722
310,000	GSINC 2.9% 07/19/18	319,370
511,356	GSMS 04-GG2 A6 CSTR 8/38	518,777
542,647	GSMS 2006-GG6 A1A CSTR 4/38	588,209
24,745	GSMS 2006-GG6 A2 5.506% 4/38	24,854
692,083	GSMS 2006-GG8 A1A 5.547% 11/39	761,494
301,071	GSMS 2011-GC5 A1 CSTR 8/44	303,300
143,604	GSMS 2012-GC6 A1 1.282% 1/45	144,254

Time Warner Savings Plan

EIN: #13-4099534 Plan:    #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)  (continued)

December 31, 2013

Shares or Units	Description	Current Value
	Synthetic Investment Contracts (continued)
92,980	GSMS 2013-GC10 A1 .696% 2/46	$92,449
250,000	GSMS 2013-GC10 A2 1.84% 2/46	249,210
435,751	GSMS 2013-GC12 A1 VAR 06/46	432,249
450,000	HAROT 2013-2 A3 .53% 2/17	449,760
760,000	HAROT 2013-3 A3 0.77% 05/17	761,974
1,227,000	HART 2013-A A3 0.56% 7/17	1,227,163
1,100,000	HART 2013-B A3 .71% 09/17	1,101,776
340,000	HART 2013-C A3 1.01% 02/18	341,648
630,000	HEWLETT-PACKARD 2.625% 12/9/14	641,478
1,270,000	HSBC 1.5% 05/15/18 144A	1,241,949
1,200,000	HSBC BANK 3.1% 5/24/16 144A	1,260,685
555,000	HSBC USA INC 1.625% 1/16/18	551,150
620,000	HSBC USA INC 2.375% 2/13/15	638,272
333,000	HSBC USA INC 2.625% 09/24/18	340,802
299,000	HUNTINGTON NATL BK 1.35% 8/16	300,540
430,000	HUNTINGTONBK 1.3% 11/20/16	430,669
166,000	HYUNDAI CAP 1.875% 8/9/16 144A	167,818
318,000	HYUNDAI CAP AM 1.625% 10/15 144	320,869
812,000	IBM CORP 1.95% 7/22/16	841,143
630,000	INTEL CORP 1.35% 12/15/17	622,756
451,000	INTERCONT EXCH 2.5% 10/15/18	456,681
600,000	JP MORGAN CHASE 1.125% 2/26/16	603,331
191,264	JPMCC 2005-LDP2 A3 4.697 7/42	195,241
1,562,592	JPMCC 2006-CB16 A1A 5.546% 5/45	1,719,971
1,231,338	JPMCC 2006-LDP7 A1A CSTR 4/45	1,358,475
220,816	JPMCC 2007-LD11 A2 CSTR 6/49	223,595
432,457	JPMCC 2011-C5 A1 1.600% 8/46	436,598
600,000	JPMCC 2012-C6 A2 2.2058% 5/45	611,981
314,181	JPMCC 2013-C10 .7302% 12/15/47	311,543
650,000	JPMORGAN CHASE & CO 2% 8/15/17	663,976
630,000	JPMORGAN CHASE 1.1% 10/15/15	633,866
1,028,000	JPMORGAN CHASE CO 3.4% 6/24/15	1,068,196
417,000	KEYBANK NATL 1.65% 2/1/18	412,765
970,000	KEYCORP MTN 2.3% 12/13/18	965,420
746,989	LBUBS 05-C1 A1A 4.581% 2/15/30	770,725
556,794	LBUBS 2004-C8 4.799% 12/29	567,721

Time Warner Savings Plan

EIN: #13-4099534 Plan:    #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)  (continued)

December 31, 2013

Shares or Units	Description	Current Value
	Synthetic Investment Contracts (continued)
210,000	LBUBS 2006-C6 A4 5.372% 9/39	$229,686
1,600,000	MANITOBA (PROV) 1.125% 6/1/18	1,562,311
666,000	MARSHMCLEN 2.55% 10/15/18	671,076
1,000,000	MASSMUTUAL GBL 2.1% 8/2/18 144A	1,000,136
1,490,000	MASSMUTUAL GLB 3.125% 4/16 144A	1,569,533
1,250,000	MASSMUTUAL GLBL 2% 4/5/17 144A	1,259,190
1,130,000	MBALT 2013-A A3 .59% 02/16	1,130,931
997,000	MBALT 2013-B A3 0.62% 07/16	997,444
790,000	MBART 2013-1 A3 0.78% 08/17	792,026
122,000	MCKESSON CORP 0.95% 12/04/15	122,008
715,000	MDAMERICAN ENR 2% 11/15/18 144A	705,725
346,000	MERRILL LYNCH 5.45% 7/15/14	363,677
1,489,000	MET LIFE GLBL 1.5% 1/18 144A	1,458,169
1,000,000	MET LIFE GLBL 2.5% 9/29/15 144A	1,036,317
2,212,000	MET LIFE GLBL FD 2% 1/9/15 144	2,268,923
273,000	METLIFE INC STEP 12/15/17	270,199
189,000	MICROSOFT CORP .875% 11/15/17	186,208
1,530,000	MIZUHO CORP BK 1.55% 10/17 144A	1,499,568
2,317,325	MLCFC 2006-3 A4 CSTR 7/46	2,522,342
280,187	MLMT 05-CKI1 A1A CSTR 11/37	299,084
925,641	MLMT 2006-C2 A1A CSTR 8/43	1,020,253
200,000	MORGAN STANL MTN 4.2% 11/20/14	207,317
630,000	MORGAN STANLEY 2.125% 4/25/18	626,725
561,000	MORGAN STANLEY 3.45% 11/2/15	587,120
610,000	MORGAN STANLEY 4% 7/24/15	647,568
500,634	MSBAM 2012-C5 A1 .916% 8/45	502,295
1,040,000	MSBAM 2012-C5 A2 1.972% 8/45	1,058,161
551,349	MSC 2006-HQ9 A4 CSTR 7/44	603,071
1,228,233	MSC 2006-IQ11 A1A CSTR 10/42	1,337,023
550,000	MSTDW 1.75% 2/25/16	560,721
334,000	NALT 2012-B A4 0.74% 9/18	334,399
1,280,000	NALT 2013-A A3 .61% 04/16	1,280,174
1,140,000	NAROT 2013-A A3 .50% 5/17	1,139,661
932,000	NAROT 2013-B A3 0.84% 11/17	934,721
630,000	NATIONAL AUSTR 1.6% 8/07/15	644,075
630,000	NATIONAL AUSTR NY BR 2% 3/9/15	645,100

Time Warner Savings Plan

EIN: #13-4099534 Plan:    #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)  (continued)

December 31, 2013

Shares or Units	Description	Current Value
	Synthetic Investment Contracts (continued)
810,000	NCUA GTD NTS MA 1.4% 6/12/15	$823,097
176,167	NEF 2005-1 A5 4.74% 10/45	173,408
1,590,000	NEW YORK LIFE 1.3% 10/17 144A	1,541,971
950,000	NORDEA BK AG .875% 5/16 144A	946,323
595,000	PEPSICO INC 7.9% 11/01/18	751,216
630,000	PHILIP MORRIS 1.125% 8/21/17	619,896
650,000	PHILIP MORS INT 1.875% 1/15/19	636,524
900,000	PHILIP MORS INT 2.5% 5/16/16	936,768
630,000	PNC BK NA 1.3% 10/3/16	636,257
660,000	PNCFUND MTN 3.625% 2/8/15	692,224
630,000	PRICOA GLBL F 1.6% 5/18 144A	611,286
1,182,000	PROCTER & GAMBLE 1.6% 11/15/18	1,165,988
1,280,000	RABOBANK NDL 1.7% 3/19/18	1,269,730
989,000	RABOBNK NEDRLD MTN 2.125% 10/15	1,019,047
1,017,000	RIO TINTO FIN 1.375% 06/17/16	1,033,383
630,000	RIO TINTO FIN 1.625% 8/21/17	633,191
535,000	ROYAL BANK CAN 1.45% 09/09/16	544,907
1,000,000	ROYAL BK CAN GL .85% 03/08/16	1,001,219
1,270,000	ROYAL BK CAN GL 1.5% 01/14/18	1,253,367
982,000	ROYAL BK CANADA 2.3% 7/20/16	1,025,203
1,382,000	ROYAL BK CDA 2.2% 7/27/18	1,399,756
735,000	ROYAL BK CDA GBL .8% 10/30/15	737,808
2,172,000	ROYAL BK SCOTLND 2.55% 9/18/15	2,237,275
1,275,000	SABMILLER HLDG 2.2% 8/1/18 144A	1,283,113
1,200,000	SHELL INTL FIN .9% 11/15/16	1,201,134
950,000	SHELL INTL FIN 1.125% 8/21/17	940,385
630,000	SHERWIN WILLIAM 1.35% 12/15/17	613,545
650,000	SIMON PROPERTY 2.15% 9/15/17	662,833
142,000	SIMON PROPERTY 2.8% 1/30/17	148,493
113,075	SLMA 2004-A B 3ML+58 6/33	103,263
1,233,000	SLMA 2012-7 A2 1ML+28 9/19	1,228,876
1,520,000	SLMA 2013-1 A2 1ML+25 9/19	1,510,629
940,000	SUMITOMO MITSUI BKG 1.8% 7/17	940,212
250,000	SUMITOMO MITSUI BKG 2.5% 7/18	253,799
1,208,000	SUNTRUST 2.35% 11/01/18	1,206,175
710,000	TAOT 2013-A A3 .55% 01/17	710,078

Time Warner Savings Plan

EIN: #13-4099534 Plan:    #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)  (continued)

December 31, 2013

Shares or Units	Description	Current Value
	Synthetic Investment Contracts (continued)
115,000	THERMO FISHER 2.4% 02/01/19	$114,020
311,000	THOMSON CORP .875% 5/23/16	309,079
217,000	THOMSON REUTER CRP 1.3% 2/23/17	216,338
1,590,000	TORONTO DOM 1.4% 4/30/18	1,550,053
1,213,000	TORONTO DOM BK 2.5% 7/14/16	1,272,197
1,835,000	TORONTO DOMINI 2.375% 10/19/16	1,913,725
1,626,000	TORONTO DOMINI 2.625% 09/10/18	1,670,641
666,000	TOTAL CAP CDA L 1.45% 01/15/18	662,570
620,000	TOTAL CAP INTL 1.55% 6/28/17	619,971
638,000	TOTAL CAPITAL SA 1.5% 2/17/17	642,675
960,000	TOYOTA MOTOR CRD 1.25% 10/5/17	944,879
928,000	TRANSCAPIT 5.67% 3/5/14 144A	951,729
132,000	TYCO ELECTR GR 2.375% 12/17/18	130,407
455,516	UBSBB 2012-C2 A1 1.006% 5/63	457,115
337,299	UBSBB 2012-C4 A1 .6728% 12/45	335,995
366,387	UBSBB 2013-C6 A1 .805% 4/46	363,498
267,465	UBSCM 2012-C1 A1 1.032% 5/45	268,772
520,000	UBSCM 2012-C1 A2 2.180% 5/45	530,174
427,000	UNION BANK 1.5% 9/26/16	433,501
600,000	UNION BK NA 3% 6/6/16	628,641
184,000	UNITEDHEALTH GRP .85% 10/15/15	185,067
131,000	UNITEDHEALTH GRP 1.4% 10/15/17	129,678
475,000	UNITEDHEALTH GRP 1.875% 11/16	485,993
650,000	US BANCORP MTN 1.95% 11/15/18	648,070
1,812,000	US T NOTES1% 05/31/18	1,773,397
712,000	USAA CAPITAL 1.05% 9/14 144A	717,093
12,753,000	UST NOTES 0.25% 10/31/15	12,740,500
18,498,000	UST NOTES 0.625% 12/15/16	18,426,799
3,009,000	UST NOTES 1.25% 10/31/18	2,954,522
6,000,000	USTN .25% 9/15/15	5,999,321
17,800,000	USTN .5% 7/31/17	17,457,606
10,646,000	USTN .625% 08/15/16	10,671,963
9,220,000	USTN .750% 6/30/17	9,122,229
3,679,000	USTN .875% 1/31/17	3,695,922
55,233,000	USTN .875% 11/30/16	55,448,090
24,515,000	USTN .875% 4/30/17	24,475,129

Time Warner Savings Plan

EIN: #13-4099534 Plan:    #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)  (continued)

December 31, 2013

Shares or Units	Description	Current Value
	Synthetic Investment Contracts (continued)
4,557,000	USTN 1% 3/31/17	$4,578,678
31,006,000	USTN 1% 9/30/16	31,349,266
26,362,000	USTN 1.375% 11/30/15	26,897,558
961,000	USTN 1.5% 12/31/18	949,703
17,027,000	USTN 1.75% 7/31/15	17,548,765
10,060,000	USTN 3.125% 10/31/16	10,787,958
940,000	VALET 2013-1 A3 .56% 8/17	938,958
1,288,000	VALET 2013-2 A3 0.7% 04/18	1,286,008
275,000	VENTAS RLTY 1.55% 09/26/16	278,056
1,300,000	VERIZON COM 3.65% 09/14/18	1,389,021
630,000	VERIZON COMM 1.1% 11/01/17	613,821
950,000	VODAFONE GRP PLC 1.25% 9/26/17	931,067
630,000	VODAFONE GRUP PLC 1.5% 2/19/18	617,425
630,000	VOLKSWAGEN 1.6% 11/20/17 144A	622,995
700,000	VOLKSWAGEN 2.125% 11/18 144A	692,944
610,000	VOLKSWAGEN 2.375% 3/22/17 144A	629,789
820,000	VWALT 2013-A A3 0.84% 07/16	823,563
751,000	WAL MART STORES 2.25% 7/08/15	778,988
590,000	WAL MART STORES 2.8% 4/15/16	621,402
1,300,000	WAL-MART STORES 1.125% 4/18	1,264,296
41,052	WBCMT 05-C16 APB 4.692% 10/41	41,338
1,062,079	WBCMT 06-C23 A1A CSTR 1/45	1,148,672
636,162	WBCMT 06-C24 A1A CSTR 3/45	690,473
1,080,000	WBCMT 2006-C23 A5 CSTR 1/45	1,168,286
290,000	WBCMT 2006-C25 A5 CSTR 5/43	318,499
739,870	WBCMT 2006-C26 A1A CSTR 6/45	813,669
527,875	WBCMT 2006-C29 A1A 5.297 11/48	580,992
11,647,734	WBCMT 2007-C30 XP CSTR 12/43	15,012
305,938	WBCMT 2007-C31A A2 5.421% 4/47	307,673
183,000	WELLPOINT INC 1.25% 9/10/15	184,977
331,000	WELLPOINT INC 1.875% 1/15/18	330,012
455,000	WELLPOINT INC 2.3% 07/15/18	455,381
1,000,000	WELLS FARGO & CO 2.15% 1/15/19 *	1,000,084
1,260,000	WELLS FARGO 1.5% 01/18 *	1,259,958
654,000	WESTERN UNION CO 2.875% 12/17	664,779
1,129,000	WESTPAC BANKING CRP 2% 8/14/17	1,143,879

Time Warner Savings Plan

EIN: #13-4099534 Plan:    #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)  (continued)

December 31, 2013

Shares or Units	Description	Current Value
	Synthetic Investment Contracts (continued)
1,034,951	WFCM 2013-LC12 A1 1.676% 7/46	$1,037,157
255,694	WFRBS 13-C13 A1 0.778% 5/45	253,448
261,330	WFRBS 13-C14 A1 .836% 6/15/46	258,787
124,245	WFRBS 2011-C5 A1 1.456% 11/44	125,202
297,457	WFRBS 2012-C8 A1 .864% 8/45	296,054
580,000	WFRBS 2012-C8 A2 1.881% 8/45	580,915
185,324	WFRBS 2013-C11 A1 .799% 03/45	183,891
250,000	WFRBS 2013-C14 A2 2.133% 6/46	249,829
810,000	WOART 2012-A A3 0.64% 2/17	811,325
560,000	WOART 2013-A A3 .64% 4/16/18	559,578
420,000	WOLS 2012-A A3 0.93% 11/15	421,196
1,170,000	WOLS 2013-A A3 1.10% 12/16	1,174,731
1,300,000	WPACBKG 1.6% 1/12/18	1,289,863
782,000	XEROX CORP 2.75% 03/15/19	776,100
	Total Wrap Rebid Value	111,414

	Total Synthetic Investment Contracts	$637,844,502

	Mutual Funds
	Fidelity BrokerageLink*	$242,453,712
4,064,934	Dodge & Cox Stock Fund*	686,445,375
5,015,796	DFA Emerging Markets Core Equity Portfolio Institutional Class Fund*	97,607,393
7,958,157	Manning & Napier Overseas Fund*	209,379,100
4,675,381	PIMCO Short Term Portfolio Institutional Class*	44,556,381

	Total Mutual Funds	$1,280,441,961

	U.S. Government and Agency Securities
	United States Treasury Notes
4,000,000	US T-NOTES 2% 2/15/23	$3,703,752
17,000,000	UST NOTES 1.75% 10/31/2020	16,289,451
28,500,000	USTN 1.375% 06/30/18	28,275,107
32,400,000	USTN 1.50% 8/31/18	32,217,750
16,000	USTN 1.625% 8/15/22	14,513
10,600,000	USTN 2% 07/31/20	10,400,423
5,000,000	USTN 2% 09/30/20	4,881,250
2,400,000	USTN TII 0.625% 02/15/2043	1,874,050
7,000,000	USTN TII 1.75% 1/15/28	8,352,657

Time Warner Savings Plan

EIN: #13-4099534 Plan:    #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)  (continued)

December 31, 2013

Shares or Units	Description	Current Value
	U.S. Government and Agency Securities (continued)
	United States Treasury Notes (continued)
1,060,000	USTN TII 2% 1/15/26	$1,381,785
400,000	USTN TII 2.375% 1/15/25	569,831
1,100,000	USTN TII 2.375% 1/15/27	1,467,549
1,150,000	USTN TII 2.5% 1/15/29	1,468,811
100,000	USTN TII 3.875% 4/15/29	194,673

	Total United States Treasury Notes	$111,091,602

	United States Treasury Bills
420,000	US T BILLS 0% 02/06/14	$419,994
8,500,000	US T BILL 0% 01/16/14	8,499,958
1,200,000	US T BILL 0% 01/30/14	1,199,986

	Total United States Treasury Bills	$10,119,938

	Federal Agency Obligations
	Federal National Mortgage Association
1,350,281	FNMA 4.50% 4/41 #AL0215	$1,433,123
209,250	FNMA 4.50% 9/41 #AB3517	222,088
128,567	FNMA 5.00% 4/41 #AI0511	140,219
188,150	FNMA 5.00% 5/41 #AI1863	205,203
844,073	FNMA 5.00% 5/41 #AI1892	920,572
239,924	FNMA 5.00% 5/41 #AI2433	261,668
144,572	FNMA 5.00% 5/41 #AI2443	157,674
148,267	FNMA 5.00% 5/41 #AI2462	161,704
104,022	FNMA 5.00% 5/41 #AI2737	113,450
82,478	FNMA 5.00% 6/41 #AI4261	89,953
691,130	FNMA 5.00% 11/40 #AL0476	753,336
196,134	FNMA 5.50% 8/38 #995072	216,046
40,119	FNMA 6.00% 5/35 #821192	44,394
27,646	FNMA 6.00% 9/37 #952504	30,641
18,691	FNMA 6.00% 10/35 #745000	20,683
13,728	FNMA 6.50% 1/37 #897910	15,197
29,700	FNMA 6.50% 5/36 #895817	33,041
49,830	FNMA 6.50% 8/36 #745744	55,415
31,910	FNMA 6.50% 9/36 #897131	35,499
623,726	FNMA 6.50% 10/41 #AL0814	690,283
587,120	FNMA 6.50% 10/41 #AL0886	658,373
455,413	FNMA 6.50% 10/41 #AL0885	506,541

Time Warner Savings Plan

EIN: #13-4099534 Plan:    #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)  (continued)

December 31, 2013

Shares or Units	Description	Current Value
	U.S. Government and Agency Securities (continued)
	Federal Agency Obligations (continued)
	Federal National Mortgage Association (continued)
159,917	FNMA 20YR 4.50% 4/31 #MA0706	$171,577
540,349	FNMA 20YR 4.50% 5/31 #MA0734	579,748
162,257	FNMA 20YR 4.50% 6/31 #MA0776	174,088
530,009	FNMA 20YR 3.50% 12/31 #MA0919	542,513
1,141,381	FNMA 20YR 4% 10/30#AE5114	1,200,854
4,959,763	FNMA 30YR 3% 05/43#AR8293	4,714,237
791,404	FNMA 30YR 3% 08/43#AU3735	752,226
39,000,000	FNMA 30YR 3.5% 02/44 #TBA	38,611,525
24,000,000	FNMA 30YR 4% 01/44 #TBA	24,710,556
23,311	FNMA 30YR 4% 02/34#763516	24,111
20,000,000	FNMA 30YR 4% 02/44 #TBA	20,528,066
10,000,000	FNMA 30YR 4.5% 02/44 #TBA	10,566,254
5,000,000	FNMA 30YR 5% 01/44 #TBA	5,431,866
5,000,000	FNMA 30YR 5% 02/44 #TBA	5,414,288
4,000,000	FNMA 30YR 5.5% 01/44 #TBA	4,403,438
324,380	FNMA ARM 5.51% 2/37 #913990	336,578
94,226	FNR 11-15 AB 9.75% 8/19	106,785
116,935	FNR 2004-38 FK 1ML+35 5/34	116,741
285,182	FNR 2010-110 AE 9.75% 11/18	323,535
280,540	FNR 2010-118 YB IO INV 10/40	36,650
379,858	FNR 2011-63 SW IO INV 7/41	50,234
188,572	FNS 390 C3 IO 6% 7/38	32,661
109,316	FNS 407 40 0 1/38	20,201
216,361	FNS 407 41 IO 6% 1/38	41,186
26,490	FNS 407 C22 IO 1/39	5,182

	Total Federal National Mortgage Association	$125,660,203

	Government National Mortgage Association
93,724	GNII 5.00% 9/40 #004802	$102,321
82,382	GNII 6.00% 11/40 #004871	91,782
210,877	GNII II 4.50% 1/41 #004946	225,594
3,126,662	GNII II 4.50% 3/41 #004978	3,344,870
103,751	GNII II 4.50% 4/41 #005017	110,992
58,053	GNII II 4.50% 7/40 #004923	62,104

Time Warner Savings Plan

EIN: #13-4099534 Plan:    #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)  (continued)

December 31, 2013

Shares or Units	Description	Current Value
	U.S. Government and Agency Securities (continued)
	Federal Agency Obligations (continued)
	Government National Mortgage Association (continued)
59,263	GNII II 4.50% 11/40 #004854	$63,398
179,318	GNII II 4.50% 12/40 #004883	191,833
47,109	GNII II 5.00% 7/40 #004747	51,356
486,883	GNII II 5.00% 8/40 #004772	531,542
19,044	GNII II 6.00% 3/40 #004660	21,099
418,478	GNII II 6.00% 8/40 #004774	464,320
646,715	GNII II 6.00% 10/40 #004837	719,136
98,008	GNII II 6.00% 11/39 #004580	108,310
202,409	GNII II 6.50% 10/37 #004040	226,910
188,815	GNMA II 5.00% 7/40 #783050	205,839
61,716	GNR 10-116 JS -1ML+605 12/39	9,926
219,899	GNR 11-70 BS -1ML+670 IO 12/36	30,580
95,214	GNR 2005-13 SD -1ML+680 2/35	18,876
97,386	GNR 2005-81 SD -1ML+630 12/34	10,896
327,694	GNR 2006-47 SA 1ML+680 8/36	65,165
447,620	GNR 2009-106 SU IO INV 5/37	61,771
104,794	GNR 2009-45 AI IO 1ML+596 4/39	14,469
336,041	GNR 2009-61 SA 1ML+670 8/39	62,482
282,346	GNR 2009-61 WQ 1ML+625 11/35	49,589
92,268	GNR 2009-68 SL 1ML+675 4/39	11,712
1,668,153	GNR 2009-HO1 FA 1.4% 11/59	1,699,550
172,699	GNR 2010-107 SG -1ML+615 2/38	20,728
107,286	GNR 2010-109 SB -1ML+660 8/40	21,935
515,483	GNR 2010-115 SP -1ML+540 9/40	69,499
894,087	GNR 2010-117 PS 1ML+600 10/39	132,960
499,890	GNR 2010-14 SC -1ML+480 8/35	55,702
399,650	GNR 2010-146 GS IO ML+610 6/39	51,939
226,117	GNR 2010-147 S -1ML+665 11/40	46,354
250,658	GNR 2010-151 SM -1ML+608 11/40	46,210
240,241	GNR 2010-151SA IO ML+605 11/40	43,565
329,529	GNR 2010-160 SW 1ML+655 10/38	40,153
196,500	GNR 2010-3 MS IO 1ML+655 11/38	22,741
145,528	GNR 2010-31 GS 1ML+650 3/39	23,526
52,930	GNR 2010-39 SP -1ML+655 11/38	5,402

Time Warner Savings Plan

EIN: #13-4099534 Plan:    #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)  (continued)

December 31, 2013

Shares or Units	Description	Current Value
	U.S. Government and Agency Securities (continued)
	Federal Agency Obligations (continued)
	Government National Mortgage Association (continued)
86,963	GNR 2010-42 BS -1ML+648 4/40	$16,950
86,963	GNR 2010-47 AS -1ML+644 4/40	15,097
179,408	GNR 2010-47 VS -1ML+625 11/37	28,027
790,021	GNR 2010-50 QS 1ML+655 12/38	115,508
275,638	GNR 2010-57 QS -1ML+650 5/40	49,945
454,685	GNR 2010-60 S -1ML+650 5/40	75,157
479,217	GNR 2010-62 SB -1ML+575 5/40	72,705
680,525	GNR 2010-68 SD -1ML+658 6/40	105,083
197,703	GNR 2010-69 SP -1ML+665 6/38	22,946
90,671	GNR 2010-76 SH -1ML+650 5/40	15,361
136,273	GNR 2010-85 HS IO 1ML+665 1/40	23,409
87,539	GNR 2010-85 JS -1ML+657 4/40	14,658
279,023	GNR 2010-87 SK IML+650 7/40	45,748
750,402	GNR 2010-H010 FC 1ML+100 5/60	760,649
1,333,824	GNR 2010-H20 AF 1ML+33 10/60	1,317,935
1,239,449	GNR 2010-H24 FA 1ML+35 10/60	1,225,278
760,685	GNR 2011-11 SA -1ML+600 1/41	121,395
67,087	GNR 2011-32 S IO -1ML+600 3/41	10,509
203,708	GNR 2011-4 PS -1ML+618 9/40	32,064
460,061	GNR 2011-40 SA -1ML+613 2/36	61,115
340,299	GNR 2011-81 SA -1ML+540 6/41	46,931
349,659	GNR 2011-H09 AF IML+50 3/61	348,123

	Total Government National Mortgage Association	$13,661,729

	Freddie Mac
3,674,399	FHMS K006 AX1 CSTR 1/20	$185,708
1,054,615	FHMS K007 X1 CSTR 4/20	59,799
1,145,300	FHMS K008 X1 CSTR 6/25/20	91,643
1,116,042	FHMS K009 X1 CSTR 8/20	81,353
4,322,941	FHMS K014 X1 IO CSTR 4/21	315,743
437,234	FHMS K702 X1 CSTR 2/18	23,838
2,561,348	FHMS K703 X1 CSTR 5/18	200,508
1,513,887	FHMS KAIV X1 CSTR 6/46	112,429
29,397	FHR 2808 FT 1ML+35 4/33	29,404
100,000	FHR 3738 BP 4% 12/38	102,669

	Total Freddie Mac	$1,203,094

Time Warner Savings Plan

EIN: #13-4099534 Plan:    #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)  (continued)

December 31, 2013

Shares or Units	Description	Current Value
	U.S. Government and Agency Securities (continued)
	Federal Agency Obligations (continued)
	Federal Home Loan Mortgage Corporation
1,212,224	FHLG 5.00% 3/38 #A74793	$1,307,592
94,083	FHLG 5.50% 11/35 #A39302	103,076
398,631	FHLG 5.50% 12/38 #G06172	435,364
1,066,811	FHLG 6.00% 6/38 #G04715	1,175,867
1,836,245	FHLG 6.00% 11/39 #G06409	2,023,958
156,149	FHLG 6.50% 9/39 #G06669	174,012
27,361	FHLM ARM 5.65% 9/37 #1G3704	28,457
45,475	FHLM ARM 5.84% 2/37 #1N1447	47,560
114,486	FHLM ARM 5.95% 5/37 #1N1582	118,992
129,731	FHLM ARM 6.03% 5/37 #1N1463	137,880
128,395	FHLM ARM 4.433% 7/35 #1B3925	135,665
200,000	FHLMCDN 0% 01/06/14	200,000

	Total Federal Home Loan Mortgage Corporation	$5,888,423

	Federal Home Loan Bank
9,800,000	FHLB DN 0% 1/29/14	$9,799,853
300,000	FHLBDN 0% 01/02/14	300,000
5,500,000	FHLBDN 0% 01/17/14	5,499,956
8,000,000	FHLBDN 0% 01/24/14	7,999,904
3,200,000	FHLBDN 0% 1/03/14	3,199,997
1,300,000	FHLBDN 0% 1/08/14	1,299,996
20,600,000	FHLBDN 0% 1/15/14	20,599,856

	Total Federal Home Loan Bank	$48,699,562

	Total U.S. Government and Agency Securities	$316,324,551

	Other Fixed Income Securities
	Foreign Governmental Obligations
2,550,000	BRAZIL 0% 1/1/17	$7,617,499
1,230,900	MEXICAN CETES 0% 1/16/14	93,324

Time Warner Savings Plan

EIN: #13-4099534 Plan:    #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)  (continued)

December 31, 2013

Shares or Units	Description	Current Value
	Other Fixed Income Securities (continued)
	Foreign Governmental Obligations (continued)
17,269,100	MEXICAN CETES 0% 6/12/14	$1,302,672
6,580,000	MEXICAN CETES 0% 6/26/14	495,341
4,529,000	MEXICAN GOVT 0% 02/13/14	345,542
11,871,000	MEXICAN GOVT 0% 03/20/14	902,392
90,000	MEXICO GOV 6.05% 1/11/40	97,875
1,800,000	MEXICO GOVT 0% 3/27/14	136,815
3,620,000	MEXICO GOVT 0% 5/15/14	273,658
411,000	MEXICO GVT GLB 6.75% 9/27/34 EC	484,980
859,430	RUSSIAN FD STP CPN 3/31/30REGS	1,002,955
1,200,000	SLOVENIA GOV 4.7% 11/1/16 144A	1,695,413
700,000	TOKYO ELECTRIC 4.5% 3/24/14	967,680

	Total Foreign Governmental Obligations	$15,416,146

	Foreign Obligations
169,000	AMERICA MOVIL 5.625% 11/15/17	$190,364
1,000,000	BANCO BRASIL 3.875% 10/10/22	870,000
190,000	BANK TOKYO MIT 3.85% 1/15 144A	195,998
800,000	BBVA US SENIOR 3.25% 5/16/14	806,422
680,000	BP CAP MARKETS 3.125% 10/1/15	710,429
130,000	COMMNWLTH BNK AUST 5% 10/19 144	144,817
300,000	COMWLTH BK AUS 3.75% 10/14 144A	307,641
202,000	DEUTSCHE TK GLBL 5.75% 3/23/16	221,776
945,000	DIAGEO CPTL PLC 4.828% 7/15/20	1,045,236
800,000	DNB BK ASA MTN 3.2% 4/17 144A	836,062
187,719	DORIC NIMROD 5.125% 11/24 144A	190,535
1,000,000	EKSPORTFINANS 1.6% 3/20/14	9,482
300,000	EKSPORTFINANS 2.375% 5/25/16	295,125
500,000	EKSPORTFINANS 5.5% 5/25/16 GLB	527,500
200,000	EKSPORTFINANS GLB MTN 5.5% 6/17	210,900
100,000	EKSPORTFINANS MTN 3% 11/17/14	100,400
800,000	EKSPORTFINS A/S MTN 2% 9/15/15	788,000
900,000	EXP IMP BK KOREA 1.75% 2/27/18	875,756
2,100,000	EXP-IMP BANK KOREA 5% 4/11/22	2,279,533
400,000	EXPORT IMP BK KORE MTN 4% 1/21	410,261
400,000	EXPORT IMP KOR 1.25% 11/20/15	401,233

Time Warner Savings Plan

EIN: #13-4099534 Plan:    #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)  (continued)

December 31, 2013

Shares or Units	Description	Current Value
	Other Fixed Income Securities (continued)
	Foreign Obligations (continued)
700,000	EXPORT IMP KORE 4.375% 9/15/21	$730,146
202,000	FRENSENIUS MED 6.875% 7/15/17	229,270
411,000	GLITNIR 3ML+273.25 6/16 144A	-
279,000	GLITNIR BK MTN 6.33% 7/11 144A	81,608
120,000	HBOS PLC 5.25% 2/21/17 144A	133,839
160,000	ICICI BK 6.375% VAR 4/22 REGS	153,200
244,000	ICICI BK LTD 6.375% VAR4/22 144	233,630
120,000	KAUPTHING BK 5.75% 10/4/11 144A	29,100
1,177,000	KAUPTHING BK 7.625% 2/28/15144	285,423
130,000	KAUPTHING MTN 7.125% 5/19 144A	-
1,100,000	KFW 3.5% 3/10/14	1,106,369
212,000	KPN NV GLBL 8.375% 10/01/30	268,144
641,000	LANDSBANK IS MTN 6.1% 8/11 144A	57,690
660,000	NORDEA BK 4.875% 5/13/21 144A	681,328
430,000	NORDEA BK MTN 3.7% 11/14 144A	441,939
20,000	POTASH CORP 4.875% 3/30/20	21,615
2,920,000	RENTENBANK 2.5% 2/15/16	3,034,879
63,000	ROGERS CABLE 6.75% 3/15/15	67,487
30,000	ROGERS COMMUNIC 6.8% 8/15/18	35,738
70,000	ROYAL BK SC 7.648% PERP T1	73,150
90,000	ROYAL BK SCOTLAND 5% 10/1/14	91,974
520,000	ROYAL BK SCTLND 6.4% 10/21/19	598,868
110,000	ROYAL BK SCTLND GLB 5.05% 1/8/15	113,256
600,000	SHELL INTL FIN 4.375% 3/20	657,007
280,000	SHELL INTL FIN 6.375% 12/15/38	346,642
10,000	SUMITOMO BK 3.1% 1/14/16 144A	10,376
30,000	SUMITOMO BKG 3.15% 7/22/15 144A	31,022
100,000	TNK BP FI MTN 6.625% 3/17 144A	110,500
100,000	UK GILT 1.75% 9/7/22	151,286
200,000	UNITED BUSNS 5.75% 11/20 144A	207,683
110,000	UPCB FIN III 6.625% 7/20 144A	116,875
320,000	WPP FIN UK GTD SR NT 8% 9/15/14	335,921

	Total Foreign Obligations	$21,853,435

Time Warner Savings Plan

EIN: #13-4099534 Plan:    #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)  (continued)

December 31, 2013

Shares or Units	Description	Current Value
	Other Fixed Income Securities (continued)
	Domestic Obligations
18,000	AES CORP 8% 6/1/20	$21,060
160,000	AIG 6.25% 87-37 HYBRD	160,000
260,000	ALLY FINANCIAL INC 8% 3/15/20	311,675
400,000	ALLY FINL INC 2.75% 01/30/2017	401,500
200,000	ALLY FINL INC 3.5% 07/18/16	206,369
780,000	ALLY FINL INC 7.5% 9/15/20	908,700
380,000	ALTRIA GROUP INC 4.75% 5/05/21	407,281
67,000	ALTRIA GROUP INC 9.25% 8/6/19	88,213
84,000	AMERADA HES CO 7.875% 10/01/29	106,803
142,000	AMERADA HESS CO 7.3% 8/15/31	172,989
100,000	AMERICA MOVIL 5% 3/30/20	108,187
322,000	AMERICAN EXP CO 2.65% 12/2/22	298,232
353,000	AMEX 6.8% 9/01/66	376,122
115,000	ANADARKO PETRO 6.375% 9/15/17	131,977
420,000	ANHEUSER BUSCH 5% 4/15/20	474,786
360,000	ANHEUSER BUSCH 5.375% 1/15/20	412,714
30,000	AT&T INC 3.875% 8/15/21	30,352
167,000	AT&T INC 5.5% 2/01/18	187,908
468,057	AWAS AVIATION TERM 7/16/18	469,227
14,000	BAC CAP XIV 5.63% VR PERP	10,570
670,000	BANK AMER 4.5% 4/1/15	700,938
182,000	BANK AMER MTN 6.5% 8/1/16	205,481
600,000	BANK OF AMER MTN 7.625% 6/1/19	744,150
40,000	BANK OF AMERICA 5.625% 7/01/20	45,657
725,000	BANK OF AMERICA 6% 9/01/17	827,480
200,000	BANKAMER 5.75% 12/1/17	227,529
120,000	BERK HATH INC 3.2% 2/11/15	123,684
4,048,904	BIOMET TERM B-2 07/25/17	4,079,271
1,084,000	BK OF AMER GLB 5.625% 10/16 MTN	1,207,906
288,000	CALPINE CORP 7.5% 2/15/21 144A	314,280
152,000	CALPINE CORP 7.875% 1/23 144A	166,060
300,000	CC HOLDINGS 3.849% 4/15/23 WI	280,831
1,220,000	CCO HLDGS/CAP CORP 7% 1/15/19	1,285,575
40,000	CF INDUS HLDS 7.125% 5/1/20	46,886
1,477,000	CIT GROUP NEW 4.75% 2/15 144A	1,530,541

Time Warner Savings Plan

EIN: #13-4099534 Plan:    #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)  (continued)

December 31, 2013

Shares or Units	Description	Current Value
	Other Fixed Income Securities (continued)
	Domestic Obligations (continued)
1,010,000	CITIGROUP 3.953% 6/15/16	$1,074,473
2,083,000	CITIGROUP 5% 9/15/14	2,142,334
650,000	CITIGROUP 5.375% 8/09/20	738,613
102,000	CITIGROUP 6.375% 8/12/14	105,429
202,000	CITIGROUP MTN 6.01% 1/15/15	212,715
72,000	CITIGROUP MTN 5.5% 10/15/14	74,675
20,000	COMCAST CORP 6.3% 11/15/17	23,283
697,000	COMCAST CORP 6.5% 1/15/15	739,044
30,000	COMCAST CORP 6.95% 8/15/37	36,769
250,000	CONOCOPHILLIPS 6% 1/15/20	292,969
450,000	CONTINENTL AIR 6.75% 9/15 144A	464,063
390,000	COUNTRYWIDE FIN 6.25% 5/15/16	430,338
346,197	CVS CAREMARK 6.943% 1/10/30	396,190
450,000	DAIMLER FIN 2.625% 9/15/16144A	465,313
150,000	DAIMLER FINANCE 3.875 9/21 144	151,175
990,000	DAVITA TERM B-2 11/01/19	997,425
4,200,000	DELL TERM B 04/29/20	4,210,500
700,000	DENALI/FN 5.625% 10/15/20 144A	693,875
30,000	DEVON ENERGY CO 5.6% 7/15/41	31,160
320,000	DISH DBS CORP 6.75% 6/01/21	339,200
125,000	DISH DBS CORP 7.875% 9/01/19	143,125
1,280,000	DNB BOLIGKED AS 2.9% 3/16 144A	1,339,008
260,000	DOMINION RESOUR 8.875% 1/15/19	330,200
105,000	ECHOSTAR DBS 7.75% 5/31/15	113,925
6,000	EDISON MISSION 7.625% 5/27	4,545
613,000	EL PASO CORP 7% 6/15/17	693,080
125,000	EL PASO ENERGY MTN 7.8% 8/1/31	126,846
91,000	EL PASO ENGY MTN 7.75% 1/15/32	92,370
460,000	EL PASO NAT GAS 8.375% 6/15/32	590,313
10,000	ENTERPRISE PRD 5.7% 2/15/42	10,508
500,000	ENTERPRISE PRD 9.75% 1/31/14	503,498
430,000	ENTERPRISE PROD 4.05% 2/15/22	435,144
300,000	ENTERPRISE PROD 5.2% 9/1/20	333,324
18,000	EXELON CORP 5.625% 6/15/35	17,793
1,786,000	FARMER MAC 7-1 5.125 4/17 144A	2,019,307

Time Warner Savings Plan

EIN: #13-4099534 Plan:    #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)  (continued)

December 31, 2013

Shares or Units	Description	Current Value
	Other Fixed Income Securities (continued)
	Domestic Obligations (continued)
506,000	FORD MOTOR CRD LLC 12% 5/15/15	$580,716
2,300,000	FORD MTR CR LLC 4.207% 4/16	2,450,737
1,100,000	FORD MTR CR LLC 4.25% 2/03/17	1,183,345
200,000	FORD MTR CR LLC 5.875% 8/2/21	226,742
200,000	FORD MTR CR LLC 8.125% 1/15/20	250,090
100,000	FORD MTR CREDIT CO 8% 12/15/16	118,259
1,040,000	GOLDMAN SACHS 5.375% 3/15/20	1,155,353
21,000	GOLDMAN SACHS 5.793% VR PERP	14,763
100,000	GOLDMAN SACHS FRN 5/18/15	137,188
10,000	GOLDMAN SACHS GLB 7.5% 2/15/19	12,174
1,400,000	GOLDMAN SACHS GP 5.75% 1/24/22	1,573,851
600,000	GOLDMAN SACHS GROUP 6% 5/1/14	610,714
780,000	GS GRP INC MTN 6.25% 2/01/41	895,945
277,000	HCA INC 5.75% 3/15/14	279,493
1,230,000	HCA INC 6.5% 2/15/20	1,351,463
1,596,000	HEINZ TERM B-2 6/7/2020	1,609,965
390,000	HERTZ 2009-2A A2 5.29% 3/16	407,825
123,333	HERTZ 2010-1A A1 2.6% 2/15	123,560
480,000	HESS CORP 8.125% 2/15/19	595,917
660,000	HSBC FINANCE CO 6.676% 1/21	757,476
170,000	ILFC MTN 6.5% 9/1/14 144A	175,738
860,000	ILFC MTN 6.75% 9/1/16 144A	958,900
100,000	INTL LEASE FIN 8.625% 9/15	111,000
320,000	JP MORGAN CHASE 6.125% 6/27/17	363,431
200,000	JPM 4.375% 21-16 LT2	287,005
2,300,000	JPM 4.625% 17-12 LT2	3,126,141
220,000	JPMC CO 4.25% 10/15/20	232,926
700,000	JPMORGAN CHASE 6% 10/1/17	800,568
890,000	JPMORGAN CHASE 3.15% 7/05/16	932,999
70,000	JPMORGAN CHASE 4.35% 8/15/21	73,676
502,000	JPMORGAN CHASE 5.15% 10/01/15	536,537
664,000	KERR-MCGEE CORP 7.875% 9/15/31	828,870
370,000	KERR-MCGEE GLBL 6.95% 7/1/24	429,815
210,000	KEY ENERGY SRVS 6.75% 3/1/21	215,250
60,000	KINDER MORGAN EN 6.85% 2/15/20	71,246

Time Warner Savings Plan

EIN: #13-4099534 Plan:    #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)  (continued)

December 31, 2013

Shares or Units	Description	Current Value
	Other Fixed Income Securities (continued)
	Domestic Obligations (continued)
204,000	KINDER MORGAN ENER 6% 2/1/17	$228,644
413,000	KRAFT FOODS 5.375% 02/20 WI	465,444
190,000	MEDTRONIC INC MTN 4.45% 3/15/20	207,991
850,000	MERRILL LYNCH 3ME+45 7/22/14	1,170,280
280,000	METLIFE INC 6.75% 6/1/16	318,349
801,000	METLIFE INC GLB 6.4% 12/15/36	823,028
35,000	MGM MIRAGE INC 6.625% 7/15/15	37,538
40,000	NATL SEMICOND GLB 6.6% 6/15/17	46,729
50,000	NEWS AMER INC 4.5% 2/15/21	53,526
30,000	NOBLE ENERGY IN 8.25% 3/01/19	37,270
250,000	NORTHSTR ED FIN 2007-1 OT	220,991
420,000	OCCIDENTAL PETE 3.125% 2/15/22	408,473
1,488,750	OCWEN FINANCIAL TERM B 2/15/18	1,509,220
1,525,000	PA HI ED SLR SR SUBER MM-1 OT	1,418,808
400,000	PA HI ED STUD ARS OT	393,748
75,000	PEPSICO INC 7.9% 11/01/18	93,704
370,000	PFIZER 6.2% 3/15/19	438,379
105,000	PG&E 8.25% 10/15/18	131,259
30,000	QEP RESOURCES 6.875% 3/01/21	32,175
430,000	RANGE RES CORP 6.75% 8/1/20	465,475
150,000	RAYTHEON 3.125% 10/15/20	149,984
153,000	REYNOLDS AMERN 6.75% 6/15/17	175,070
40,000	REYNOLDS GRP 6.875% 2/15/21	43,100
246,000	ROCHE HLDGS INC 6% 3/19 144A	287,728
279,000	SBC COMM GLBL 5.1% 9/15/14	287,890
3,200,000	SLM CORP 6.25% 1/25/16	3,456,000
14,000	SLM CORP MTN 5% 4/15/15	14,648
84,000	SLM CORP MTN 5.05% 11/14/14	86,730
376,000	SLM CORP MTN 5.625% 8/01/33	311,610
600,000	SLM CORP MTN 8% 3/25/20	679,500
63,000	SOUTHRN NAT GAS 5.9% 4/1/17	70,578
21,000	SOUTHRN NAT GAS 8% 3/01/32	26,852
300,000	SOUTHWESTERN EN 4.1% 3/22 WI	296,972
111,000	TENET HEALTH 9.25% 2/01/15	119,603
49,000	TENN GAS PIPELI 7.625% 4/01/37	62,220

Time Warner Savings Plan

EIN: #13-4099534 Plan:    #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)  (continued)

December 31, 2013

Shares or Units	Description	Current Value
	Other Fixed Income Securities (continued)
	Domestic Obligations (continued)
160,000	THERMO FISHER 3.6% 8/15/21	$158,352
340,000	UBS AG STAM 3.875% 1/15/15	351,511
350,000	UBS AG STAMFORD 2.25% 1/28/14	350,450
370,000	UNITEDHEALTH GRP 6% 2/15/18	427,283
400,000	VERIZON COM 2.5% 09/15/16	413,585
500,000	VERIZON COM 3.65% 09/14/18	529,018
600,000	VERIZON COM 3ML+153 9/15/16	618,137
400,000	VERIZON COM 4.5% 09/15/20	427,740
14,000	VERIZON COM INC 5.5% 2/15/18	15,810
200,000	VERIZON COMM 3ML+175 9/18	210,300
370,000	VERIZON WIRELESS 8.5% 11/15/18	468,246
1,017,000	WACHOVIA 5.25% 8/14 LT2	1,044,649
90,000	WASTE MANAGMENT 7.375% 5/15/29	109,260
510,000	WELLPOINT INC 7% 2/15/19	604,806
28,000	WELLPOINT INC GLB 5.875% 6/15/17	31,579
105,000	WILLIAMS COS 7.75% 6/15/31	112,583
99,000	WILLIAMS COS 7.875% 9/01/21	114,158
13,000	WILLIAMS COS 8.75% 3/15/32	15,178
294,000	WILLIAMS COS GLB 7.5% 1/15/31	310,039

	Total Domestic Obligations	$81,805,341

	Mortgage Related Securities
17,897	ACCR 2003-3 A1 4.46% 12/33	$17,928
544,321	ACE 2006-SL3 A1 1ML+10 6/36	174,183
300,000	ACRE 10-ARTA A2FX 4.9543% 1/29	322,158
220,000	AESOP 2010-3A A 4.64% 5/16	229,771
130,000	AESOP 2010-5A A 3.15% 3/17 144A	135,129
505,846	AHM 05-4 1A1 1ML+29 3/35	432,187
361,270	ARC 2004-1 A5 1ML+50 10/34	362,234
1,059,000	BACM 2005-6 A4 5.182% 9/47	1,127,255
39,104	BACM 2007-5 A3 5.62% 2/51	39,251
90,464	BALLY 2006-1A A 3ML+22 8/19	90,360
380,672	BALTA 2004-9 3A1 CSTR 9/34	371,789
366,421	BALTA 2005-2 2A4 CSTR 4/35	352,563
114,517	BAYV 04-C A1 1ML+42 5/44	114,425

Time Warner Savings Plan

EIN: #13-4099534 Plan:    #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)  (continued)

December 31, 2013

Shares or Units	Description	Current Value
	Other Fixed Income Securities (continued)
	Mortgage Related Securities (continued)
838,751	BFAT 2007-SR1A M2 1ML+90 3/37	$659,386
11,257	BLACK 2005-1A A1A 1ML+25 6/17	11,257
65,419	BLUEM05-1A A1F 3ML+23.75 11/17	65,437
116,772	BSABS 05-SD4 2A1 1ML+40 12/42	114,606
646,293	BSABS 2005-AQ2 A3 1ML+36 9/35	618,896
344,116	BSABS 2005-CL1 A1 1ML+50 9/34	325,978
471,336	BSARM 2004-10 12A3 CSTR 1/35	467,221
52,428	CMLTI 2005-HE2 A 1ML+40 5/35	52,056
1,202,796	CWALT 05-36 2A1A 1ML+31 8/35	860,701
511,552	CWALT 2005-36 3A1 CSTR 8/35	401,919
154,133	CWALT 2005-61 1A1 1ML+26 12/35	132,165
98,375	CWALT 2006-OA1 2A1 1ML+21 3/46	70,460
121,548	CWHL 2004-23 A CSTR 11/34	96,793
337,931	CWHL 2006-HYB3 2A1A CSTR 6/36	278,954
140,605	DELTA AIR 6.821% 8/22	158,532
142,593	DMSI 2004-4 7AR2 1ML+45 6/34	128,188
150,000	EFCT 2004-1 A5 VAR 6/43	133,344
262,822	FFML 2004-FF3 M1 1ML+55 5/34	253,640
61,863	FHAMS 2006-FA8 1A8 0 2/37	41,390
90,000	FIRST SEC UT 9.35% 1/10/23 144A	103,552
260,000	GECMC 2007-C1 A4 5.54% 12/49	281,598
395,759	GMACM 04VF1 A1 MBIA1ML+75 2/31	372,848
541,700	GSMPS 2005-RP1 1AF 1ML+35 1/35	454,106
4,704,877	GSMS 2011-GC3 X IO 3/44 144A	191,239
200,709	GSR 2005-AR5 2A3 CSTR 10/35	177,151
267,104	HVMLT 05-15 2A11 1ML+27 10/45	225,404
799,126	HVMLT 2004-5 2A6 CSTR 6/34	786,754
387,485	HVMLT 2006-13 A 1ML+18 11/46	265,105
146,442	IMSA 2006-1 1A2B 1ML+20 5/36	110,396
399,020	INDA 2007-AR7 1A1 CSTR 11/37	367,319
1,028,919	INDX 05-AR14 2A1A 1ML+30 7/35	888,257
146,722	INDX 2006-AR6 2A1A 1ML+20 6/47	110,988
1,100,000	ISAC 2010-1 A3 3ML+90 7/45	1,080,772
4,716,045	JPMCC 2011-C4 XA CSTR 7/46	259,793
120,000	JPMCC 2011-C5 A3 4.1712% 8/46	125,857

Time Warner Savings Plan

EIN: #13-4099534 Plan:    #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)  (continued)

December 31, 2013

Shares or Units	Description	Current Value
	Other Fixed Income Securities (continued)
	Mortgage Related Securities (continued)
231,489	JPMMT 2004-A3 3A3 CSTR 7/34	$231,062
114,000	LBUBS 2007-C1 A4 5.424% 2/40	125,626
199,106	LBUBS 2007-C6 A4 CSTR 7/40	216,427
316,141	LEOP III-X A1 6EUR+25 04/20	430,572
624,050	LXS 2006-14N 1A1B 1ML+21 9/46	453,138
281,869	MARM 2005-1 7A1 CSTR 2/35	267,446
268,537	MARM 2006-2 3A1 CSTR 1/36	254,028
645,348	MARP 2005-2 1A1F 1ML+35 5/35	550,064
1,288,260	MCLO 05-2A A1B 3ML+27 12/19	1,283,456
218,838	MLCC 2003-F A1 1ML+32 10/28	209,516
1,000,000	MLCFC 2007-6 A4 CSTR 3/51	1,099,870
108,076	MLMI 2004-A3 4A3 CSTR 5/34	109,584
107,908	MLMI 2006-A1 1A1 CSTR 3/36	79,253
957,179	MLMI 2007-SD1 A1 1ML+45 2/47	641,089
655,000	MLMT 2006-C1 A4 CSTR 5/39	711,444
87,113	MSC 2006-IQ11 A4 CSTR 10/42	93,408
24,224	MSM 2005-3AR 3A CSTR 7/35	20,691
500,000	NSLC 2004-2A A5C 1.09% 2/39	425,500
145,607	PRIME 2005-2 2A1 CSTR 10/32	156,161
321,859	RBSGC 2007-B 1A4 1ML+45 1/37	217,730
286,921	SACO 2005-WM3 A3 1ML+35 9/35	269,056
976,969	SAIL 2003-BC11 M1 1ML+65 10/33	931,174
510,828	SAMI 2006-AR6 1A1 1ML+18 07/46	398,819
29,865	SAST 2002-3 M1 1ML+75 12/32	26,896
212,856	SAST 2003-3 M1 1ML+65 12/33	196,313
300,000	SLMA 2003-11 A6 3ML+29 12/25	297,054
738,116	SLMA 2004-3 A5 3ML+17 7/25/23	728,097
65,797	UAL PASS THRU ETC 9.75% 1/17	75,666
607,816	WAMU 05-AR15 A1A1 1ML+26 11/45	551,419
500,570	WAMU 05-AR15 A1A2 1ML+28 11/45	451,684
241,040	WAMU 05-AR17 A1A2 1ML+29 12/45	219,179
917,222	WAMU 06-AR14 1A3 CSTR 11/36	771,009
2,923,004	WAMU 2004-AR10 A1A 1ML+44 7/44	2,773,613
252,501	WAMU 2004-AR8 A1 1ML+42 6/44	234,371
1,669,325	WAMU 2005-AR18 1A3A CSTR 1/36	1,599,172

Time Warner Savings Plan

EIN: #13-4099534 Plan:    #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)  (continued)

December 31, 2013

Shares or Units	Description	Current Value
	Other Fixed Income Securities (continued)
	Mortgage Related Securities (continued)
523,410	WAMU 2005-AR7 A4 CSTR 8/35	$515,352
92,468	WAMU 2005-AR8 1A1A 1ML+27 7/45	86,033
258,069	WAMU 2005-AR9 A1A 1ML+32 7/45	242,432
461,803	WAMU 2007-HY4 4A1 CSTR 9/36	403,849
733,657	WFMBS 2006-AR11 A6 CSTR 8/36	678,602
240,000	WFRBS 2011-C4 A4 0 6/44	260,773

	Total Mortgage Related Securities	$33,727,923

	Other Agency Obligations
30,000	BIRMINGHAM AL 5.5% 04/01/41	$31,689
250,000	CA ST 7.3% 10/01/39	314,275
40,000	CHICAGO OHARE 5.625% 01/01/35	42,060
80,000	CHICAGO OHARE TAXM 5.5% 1/31	84,260
50,000	CLARK CO NV PFC 5.25% 7/1/39	51,368
80,000	GA MEAG 6.655% 4/1/57	83,592
70,000	LA CA AIRPT 5% 5/15/35	72,500
50,000	LA CA AIRPT 5.25% 5/15/39	52,567
190,000	LA CA DWAP TAXM 6.574% 7/01/45	233,204
100,000	LIBERTY GOLDMAN 5.25% 10/01/35	103,688
50,000	MARTA GA 5% 7/1/39	50,718
150,000	MUNICIPAL EC AT GA 6.637% 4/57	157,671
20,000	SANMATEO CA CCD 06B 5% 9/1/38	20,843
330,000	SANTA CL TRANS TAXM 5.876 4/32	360,743
240,000	TVA 5.25% 9/15/39	253,847
467,000	TVA 5.98% 4/1/36	544,318

	Total Other Agency Obligations	$2,457,343

	Total Other Fixed Income Securities	$155,260,188

	Cash, Cash Equivalents and Other Investments
	Cash and Cash Equivalents
	Cash	$1,415,092
	Cash Collateral	497,000
3,579,241	Fidelity Institutional Money Market Portfolio*	3,579,241
22,136,607	State Street Bank Government Short Term Investment Fund*	22,136,607

Time Warner Savings Plan

EIN: #13-4099534 Plan:    #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)  (continued)

December 31, 2013

Shares or Units	Description	Current Value
	Cash, Cash Equivalents and Other Investments (continued)
1,344,515	State Street Bank Short Term Investment Fund*	$1,344,515

	Total Cash and Cash Equivalents	$28,972,455

	Swap Contracts
	Credit Default Swaps
700,000	BARC @CDSBOA 1% 6/20/18 SWP	$10,207
100,000	BARCLAY CDS IT GOVT 6/20/17 SW	(367)
600,000	BOA CDS IT GOVT SP 6/20/17 SWP	(2,199)
80,000	HSBC 105756AL4/1% CDS 9/22	(7,700)

	Total Credit Default Swaps	$(59)

	Interest Rate Swaps
5,600,000	BAC-NA IRS BZDIOVR/8.86 1/2/17	$(142,719)
15,700,000	BAR IRS @BZDIOVR/8.585 1/17 SP	(493,007)
300,000	BOA IRS @BZDIOVR/8.6% 1/17 SWP	(9,364)
200,000	HSBC IRS @BZDIOVR/8.64% 1/17 SP	(6,126)
3,400,000	JPMC IRS @BZDIOVR/8.21% 1/2/17	(120,935)
8,200,000	UBSAG IRS 4.75%/BBSW6M 6/22 SWP	189,201

	Total Interest Rate Swaps	$(582,950)

	Total Swap Contracts	$(583,009)

	Option Contracts
	Interest Rate Options
(4,500,000)	IRO USD 10Y C 2.65 3/3/14 CBK	$(1,316)
(4,500,000)	IRO USD 10Y P 3.1 03/03/14 DUB	(66,851)
(7,800,000)	IRO USD 5Y C 1.3 1/27/14 SWPN	(2)
(15,600,000)	IRO USD 5Y C 1.4 1/14 GLM SWPN	(86)
(7,800,000)	IRO USD 5Y P 1.8 1/14 MYC SWP	(39,639)
(15,600,000)	IRO USD 5Y P 2 1/27/14 SWPN	(24,189)

	Total Interest Rate Options	$(132,083)

Time Warner Savings Plan

EIN: #13-4099534 Plan:    #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)  (continued)

December 31, 2013

Shares or Units	Description	Current Value
	Cash, Cash Equivalents and Other Investments (continued)
	Currency Options
618	EURO$ 90 DAY FUT C 99.75 12/14	$30,900
(618)	EURO$ 90 DAY FUT PUT 99 12/14	(61,800)

	Total Currency Options	$(30,900)

	Total Option Contracts	$(162,983)

	Futures Contracts ***
(8,353,260)	BNP IRSJPY6MLS-1.0 9/18/23 CME	$-
(15,889,747)	CIT CDXITXEB517 5% 6/20/17 ICE	(10,802)
4,406,627	CIT IRSAUD 4.5 6/15/22 CME	14,986
19,094,517	CITI IRS AUD 4.0 6/18/19 CME	56,158
173,420,075	EURO$ 90 DAY FUT JUN 16 EDM6	(35,300)
39,912,588	EURO$ 90 DAY FUT SEP 16 EDU6	(10,188)
(24,341,167)	IRS EUR 6ME-2.923 8/8/23 CME	(10,956)
1,230,469	US 10YR NOTE FUT MAR14 TYH4	(1,719)
4,891,813	US 5YR NOTE FUT MAR14 FVH4	(3,844)
(2,822,875)	US LONG BOND FUT MAR14 USH4	10,314
(408,750)	US ULTRA(CBT) FUT MAR14 WNH4	2,438
(1,154,625)	USD IRS 30YR FUT MAR14 CBPH4	11,250

	Total Futures Contracts	$22,337

	Other Investments
6,800,000	BANC D BRAS NY Y$CD 0% 3/27/14	$6,790,430
1,450	CITIGROUP CAP XIII 7.875% PFD	39,513
27,680	MAGNUM HUNTER RES CRP WT 4/16	2,909
22,400,000	US TREASURY RP 0.02% 01/02/14	22,400,000

	Total Other Investments	$29,232,852

	Total Cash, Cash Equivalents and Other Investments	$57,481,652

	Total Investments Excluding Notes Receivable From Participants	$5,034,464,910

	Notes Receivable from Participants (interest rates from 4.25% to 10.50% maturing through January 2029)*	69,521,110

	Total Investments	$5,103,986,020

Time Warner Savings Plan

EIN: #13-4099534 Plan:    #336

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)  (continued)

December 31, 2013

*	Indicates party-in-interest to the Plan.
**	Represents an adjustment to the value of Synthetic Investment Contracts, which is related to the purchase and sale of certain assets pending settlement at December 31, 2013.
***	Negative “shares or units” represents the notional values of futures contracts with short positions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TIME WARNER SAVINGS PLAN

Date: June 23, 2014	By:	/s/ Daniel J. Happer
Name: Daniel J. Happer
Member of the Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm